                                                Filed pursuant to Rule 424(b)(3)
                                                Registration No. 333-29671
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 18, 1997)

                               9,200,000 SHARES
                              PAIRED COMMON STOCK

                                                                           LOGO

                      PATRIOT AMERICAN HOSPITALITY, INC.

                PATRIOT AMERICAN HOSPITALITY OPERATING COMPANY

                               ----------------

  Patriot American Hospitality, Inc. (the "Corporation") is a self-administered real estate investment trust ("REIT") which owns interests in 64 hotels in 23 states, with an aggregate of 14,950 guest rooms. The hotels are diversified by franchise or brand affiliation and serve primarily major U.S. business centers, including Atlanta, Boston, Chicago, Cleveland, Dallas, Denver, Houston, Miami, San Francisco and Seattle. In addition to hotels catering primarily to business travelers, the Corporation's portfolio includes world-class resort hotels, including The Boulders, near Scottsdale, Arizona; The Lodge at Ventana Canyon in Tucson, Arizona; The Peaks Resort & Spa in Telluride, Colorado; and Carmel Valley Ranch Resort in Carmel, California; and prominent hotels in major tourist destinations.

  Shares of common stock, $.01 par value, of the Corporation (the "REIT Common Stock") are paired and trade as a unit with shares of common stock, $.01 par value, of Patriot American Hospitality Operating Company (the "Operating Company Common Stock" and, as paired, the "Paired Common Stock"). All shares of Paired Common Stock offered hereby (the "Offering") are being sold by the Corporation and Patriot American Hospitality Operating Company (the "Operating Company" and, together with the Corporation, the "Companies").

  The Paired Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "PAH." On July 28, 1997, the last reported sale price of the Paired Common Stock on the NYSE was $24.06 per share. See "Price Range of Paired Common Stock and Distribution History."

  SEE "RISK FACTORS" BEGINNING ON PAGE S-7 FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE PAIRED COMMON STOCK.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION NOR HAS  THE COMMISSION PASSED  UPON THE ACCURACY  OR
    ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                              Underwriting
                                            Price to            Discounts          Proceeds to
                                             Public        and Commissions (1)     Company (2)
----------------------------------------------------------------------------------------------
Per Share.............................       $24.00               $1.19              $22.81
----------------------------------------------------------------------------------------------
Total.................................    $220,800,000         $10,948,000        $209,852,000
----------------------------------------------------------------------------------------------
Total Assuming Full Exercise of
 Over-Allotment Option (3)............    $253,920,000         $12,590,200        $241,329,800
----------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------

(1) The Companies have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses estimated at $875,000, which are payable by the Companies.
(3) Assuming exercise in full of the 30-day option granted by the Companies to the Underwriters to purchase up to 1,380,000 additional shares of Paired Common Stock, on the same terms, solely to cover over-allotments. See "Underwriting."

                               ----------------

  The shares of Paired Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Paired Common Stock will be made in New York City on or about August 1, 1997.

                               ----------------

PAINEWEBBER INCORPORATED
                     GOLDMAN, SACHS & CO.
                                          MERRILL LYNCH & CO.
                                                              SMITH BARNEY INC.
                               ----------------

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JULY 28, 1997.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE PAIRED COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF THE PAIRED COMMON STOCK TO STABILIZE ITS MARKET PRICE, THE PURCHASE OF THE PAIRED COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference. Unless otherwise indicated, the information in this Prospectus Supplement assumes the Underwriters' over-allotment option is not exercised. Additionally, unless otherwise indicated, all share and per share information in the Prospectus Supplement and the accompanying Prospectus has been adjusted to reflect the completion of the Companies' July 1997 92.7% stock dividend. Unless the context otherwise requires (i) the term "Corporation", as used herein, includes Patriot American Hospitality, Inc., PAH GP, Inc. ("PAH GP") and PAH LP, Inc. ("PAH LP"), each of which is a wholly-owned subsidiary of Patriot American Hospitality, Inc., Patriot American Hospitality Partnership, L.P. (the "Realty Partnership") and their respective subsidiaries, (ii) the term "Operating Company", as used herein, includes Patriot American Hospitality Operating Company, Patriot American Hospitality Operating Partnership, L.P. (the "Operating Partnership") and their respective subsidiaries and (iii) the term "Companies", as used herein, includes the Corporation and the Operating Company. This Prospectus Supplement, the accompanying Prospectus and the documents incorporated herein or therein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Companies' actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Risk Factors" starting at page S-7 of this Prospectus Supplement.

                                 THE COMPANIES

  On July 1, 1997, the Corporation, a Delaware corporation formerly known as California Jockey Club ("Cal Jockey"), merged (the "Merger") with Patriot American Hospitality, Inc., a Virginia corporation (collectively with its subsidiaries, "Patriot"), with the Corporation as the surviving company. In connection with the Merger, Cal Jockey changed its name to "Patriot American Hospitality, Inc." and the Operating Company, a Delaware corporation formerly known as Bay Meadows Operating Company ("Bay Meadows"), changed its name to "Patriot American Hospitality Operating Company." Each share of REIT Common Stock is "paired" and trades as a unit with one share of Operating Company Common Stock. Unless the context otherwise requires, historical information contained herein with respect to the Corporation refers to the operations of Patriot prior to the Merger.

  As a result of the Merger, the Corporation became one of two hotel REITs with the paired share ownership structure. This paired share ownership structure permits the Corporation to lease certain of its existing hotels, as well as newly-acquired hotels, to the Operating Company, thereby retaining for the Companies' stockholders the economic benefits of both the lease payments received by the Corporation and the operating profits realized by the Operating Company, while maintaining the tax benefits of the Corporation's status as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). The paired share ownership structure also facilitates the Companies' acquisition and development of hotel management and franchise businesses, operations which the Corporation would have difficulty pursuing within a traditional REIT structure.

THE CORPORATION

  The Corporation is a self-administered REIT which owns interests in 64 hotels in 23 states, with an aggregate of 14,950 guest rooms. The Corporation's hotels are diversified by franchise or brand affiliation and serve primarily major U.S. business centers, including Atlanta, Boston, Chicago, Cleveland, Dallas, Denver, Houston, Miami, San Francisco and Seattle. In addition to hotels catering primarily to business travelers, the Corporation's portfolio includes world-class resort hotels, including The Boulders, near Scottsdale, Arizona; The Lodge at Ventana Canyon in Tucson, Arizona; The Peaks Resort & Spa in Telluride, Colorado; and Carmel Valley Ranch Resort in Carmel, California (collectively, the "Carefree Resorts"); and prominent hotels in major tourist destinations. The hotels include 54 full service hotels, 5 resort hotels, 4 limited service hotels and an executive conference center. Sixty of the hotels are operated under franchise or brand affiliations with nationally recognized hotel companies, including Marriott(R), Crowne Plaza(R), Radisson(R), Hilton(R), Hyatt(R), Four Points by Sheraton(R), Holiday Inn(R), Wyndham SM, Wyndham Garden(R), WestCoast(R), Doubletree(R), Embassy Suites(R), Hampton Inn(R), Registry(R), Carefree(R) and Grand Heritage(R). For the twelve months ended December 31, 1996, the Corporation's hotel portfolio (excluding three hotels undergoing substantial renovation and the Carefree Resorts) had an average occupancy rate of 70.9% and an average daily room rate ("ADR") of $83.19. For the three months ended March 31, 1997, the Corporation's hotel portfolio (excluding the Carefree Resorts) had an average occupancy rate of 67.4% and an ADR of $89.10. For the twelve months ended December 31, 1996 and the three months ended March 31, 1997, the Carefree Resorts had an average occupancy rate of 69.2% and 75.2%, respectively, and an ADR of $258.98 and $336.26, respectively.

  On April 14, 1997, the Corporation entered into a merger agreement with Wyndham Hotel Corporation ("Wyndham"), through which the Corporation agreed to acquire Wyndham's portfolio of 23 owned and leased hotels, with an aggregate of 4,877 guest rooms, management and franchise agreements for Wyndham's 64 managed and franchised properties throughout North America, management and franchise agreements for 15 properties which are currently closed for renovation or construction or are in the process of being converted to the Wyndham brand, and Wyndham's proprietary brand names, including Wyndham SM, Wyndham Garden(R) and Wyndham Hotels & Resorts SM (the "Wyndham Acquisition"). Terms of the Wyndham Acquisition provide for Wyndham shareholders to receive 1.372 shares of Paired Common Stock for each share of Wyndham common stock (subject to adjustment under certain circumstances), with up to $100 million of such consideration payable in cash, at the option of Wyndham's shareholders. The Corporation will also assume or retire all of Wyndham's outstanding indebtedness, which totaled approximately $151 million as of June 30, 1997.

  In connection with the proposed Wyndham Acquisition, the Corporation also entered into a definitive agreement with partnerships affiliated with members of the Trammell Crow family providing for the Corporation's acquisition of 11 full-service Wyndham-branded hotels with 3,072 rooms (the "Crow Properties Acquisition" and, collectively with the Wyndham Acquisition, the "Wyndham Transactions") for an aggregate purchase price of approximately $332 million in cash, plus up to $14 million in additional cash consideration if two of the hotels meet certain cash flow targets. The Corporation expects that the Wyndham Transactions will be completed in the fourth quarter of 1997. The Wyndham Transactions are subject to various closing conditions, including approval of the Wyndham Acquisition by the shareholders of the Companies and Wyndham. Accordingly, no assurances can be given that the Wyndham Transactions will be consummated.

  In addition to the Wyndham Transactions, the Corporation has entered into agreements or letters of intent to purchase six additional hotels aggregating 1,883 rooms (the "Other Hotel Acquisitions") for an aggregate purchase price of approximately $185.5 million. The Corporation has also agreed to purchase Grand Heritage Hotels, a hotel management and marketing company, and other subsidiaries of Grand Heritage Hotels, including an interest in one hotel with an aggregate of 235 rooms (the "Grand Heritage Acquisition"), for a combined purchase price of approximately $25.3 million. No assurances can be made that the Other Hotel Acquisitions or the Grand Heritage Acquisition will be consummated.

  As part of its ongoing business, the Companies continually engage in discussions with public and private real estate entities, including, without limitation, current lessees of the Companies' hotels, regarding possible portfolio or single asset acquisitions, as well as the acquisition of hotel leasing and management operations. No assurances can be made that the Companies will acquire any such acquisition opportunities.

  On July 14, 1997, the Corporation sold approximately 174 acres of land in San Mateo, California to an affiliate of PaineWebber Incorporated ("PaineWebber") for an aggregate purchase price of approximately $81.1 million (the "PaineWebber Land Sale"). The Corporation retained ownership of the improvements located on the land, which include the historic Bay Meadows Racecourse and its related facilities (the "Racecourse"). In connection with the PaineWebber Land Sale, the Corporation has leased back that portion of the land on which the Racecourse is situated from the PaineWebber affiliate pursuant to a seven-year ground lease and has subleased the land and leased the improvements located on the land (including the Racecourse) to the Operating Company. The Operating Company is continuing to conduct thoroughbred horse racing at the Racecourse.

THE OPERATING COMPANY

  The Corporation currently leases six hotels purchased subsequent to the Merger to the Operating Company. The Corporation anticipates leasing an additional eight of its existing hotels (including all of the Carefree Resorts) to the Operating Company in the near future and expects that a significant portion of its future acquisitions, including substantially all of the hotels to be acquired in connection with the Wyndham Transactions, the Grand Heritage Acquisition and the Other Hotel Acquisitions, if consummated, will be leased to the Operating Company. If the Wyndham Transactions are consummated, the Corporation expects to terminate two existing leases under which the Wyndham Garden Hotel-Midtown and Wyndham Greenspoint Hotel are currently leased to Crow Hotel Lessee, Inc. and to re-lease such hotels to the Operating Company. If the Grand Heritage Acquisition is consummated, the Corporation expects to terminate three existing leases under which the Tutwiler Hotel, the Mayfair Suites Hotel and the Redmont Hotel are currently leased to Grand Heritage Leasing, LLC and to re-lease such hotels to the Operating Company.

  In addition to leasing and managing hotels, the Operating Company is also engaged in the business of conducting and offering pari-mutuel wagering (meaning that individuals wager against each other and not against the operator of the facility) on thoroughbred horse racing at the Racecourse. In addition to live horse racing at the Racecourse, the Operating Company simulcasts its live horse races to as many as 31 sites in California and as many as 450 sites in the remainder of the world. The Operating Company also acts as an off-track wagering facility, allowing patrons to wager on horse races at other tracks even when live horse racing is not being conducted at the Racecourse, by accepting simulcasts of horse races conducted throughout the United States, Canada, Mexico, Australia and Hong Kong.

                              NEW CREDIT FACILITY

  The Companies have entered into a revolving credit facility with Paine Webber Real Estate Securities Inc. ("Paine Webber Real Estate"), The Chase Manhattan Bank ("Chase") and certain other lenders (collectively, the "Lenders") for a three-year $700 million unsecured revolving line of credit (the "Revolving Credit Facility"). Borrowings have been made under the Revolving Credit Facility to repay all outstanding amounts under the Corporation's prior secured line of credit with Paine Webber Real Estate. The Revolving Credit Facility also will be used for the acquisition of additional properties, businesses and other assets, for capital expenditures and for general working capital purposes. The interest rate for the Revolving Credit Facility ranges from LIBOR plus 1.00% to 2.00% (depending on the Companies' leverage ratio or credit rating) or the customary alternate base rate announced from time to time plus 0.0% to 0.50% (depending on the Companies' leverage ratio or credit rating).

  Additionally, the Corporation has entered into a commitment letter with Paine Webber Real Estate and Chase for a $500 million term loan (the "Term Loan"). It is anticipated that the Term Loan will be secured by specific assets and properties of the Companies that will be transferred to a special purpose "bankruptcy remote" entity. The Term Loan will be used to finance payments to be made in connection with the Wyndham Transactions and the acquisition of certain other properties and is expected to have an interest rate per annum equal to LIBOR plus 1.75%. While negotiations concerning the Term Loan are ongoing, there can be no assurance that the Term Loan will be obtained, or if obtained, when it will become effective or available or what the specific terms of such Term Loan will be.

                                  THE OFFERING

  All of the shares of Paired Common Stock offered hereby are being offered by the Companies.

Paired Common Stock Offered by
the Companies...................
                                  9,200,000 shares

Paired Common Stock Outstanding
After the Offering..............
                                  72,829,612 shares(1)

Use of Proceeds.................  To reduce amounts outstanding under the
                                  Revolving Credit Facility
--------
(1) Includes 8,211,853 shares that may be issued, at the option of the Companies, upon redemption of units of limited partnership interest in the Realty Partnership and the Operating Partnership (the "Units").

                              DISTRIBUTION POLICY

  Future distributions by the Companies will be at the direction of their respective Board of Directors and there can be no assurance that any such distributions will be made by either the Corporation or the Operating Company. Distributions by the Companies to the extent of their current and accumulated earnings and profits for federal income tax purposes generally will be taxable to stockholders as ordinary dividend income. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable reduction of the stockholder's basis in its shares of Paired Common Stock to the extent thereof, and thereafter as taxable gain. Distributions that are treated as a reduction of the stockholder's basis in its shares of Paired Common Stock will have the effect of deferring taxation until the sale of the stockholder's shares.

  The Companies have declared and paid a stock split in the form of a 92.7% stock dividend to stockholders of record on July 15, 1997. The mailing date for certificates representing shares issued in the stock dividend was July 25, 1997. Purchasers of Paired Common Stock in the Offering will not be entitled to receive this stock dividend. The 92.7% stock dividend is intended to cause the Paired Common Stock to trade on the same basis as Patriot's shares traded prior to completion of the Merger. For the purpose of price comparisons, the stock dividend effectively creates a 1 to 1 exchange ratio between pre-Merger Patriot shares and post-Merger shares of Paired Common Stock.

                                 RISK FACTORS

  Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus Supplement and the accompanying Prospectus before purchasing Paired Common Stock in the Offering.

REIT TAX RISKS

 Dependence on Qualification as a REIT

  The Corporation will operate in a manner designed to permit it to qualify as a REIT for federal income tax purposes, but no assurance can be given that the Corporation will be able to continue to operate in a manner so as to qualify or remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. The complexity of these provisions is greater in the case of a REIT that owns hotels and leases them to an operating company with which its stock is paired. Qualification as a REIT also involves the determination of various factual matters and circumstances not entirely within the Corporation's control. In addition, the Corporation's ability to qualify as a REIT is dependent upon its continued exemption from the anti-pairing rules of Section 269B(a)(3) of the Code. Section 269B(a)(3) of the Code would ordinarily prevent a corporation from qualifying as a REIT if its stock is paired with the stock of a corporation whose activities are inconsistent with REIT status, such as the Operating Company. The "grandfathering" rules governing Section 269B generally provide, however, that
Section 269B(a)(3) does not apply to a paired REIT if the REIT and its paired operating company were paired on June 30, 1983. There are, however, no judicial or administrative authorities interpreting this "grandfathering" rule. Moreover, if for any reason the Corporation had failed to qualify as a REIT in 1983, the benefit of the "grandfathering" rule would not be available to it, in which case the Corporation would not qualify as a REIT for any taxable year. In addition, no assurance can be given that new legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT (including the "grandfathering" rules of Section 269B) or the federal income tax consequences of such qualification.

  If the Corporation fails to qualify as a REIT, the Corporation will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates. In addition, unless entitled to relief under certain statutory provisions and subject to the discussion above regarding the impact if the Corporation failed to qualify as a REIT in 1983, the Corporation also will be disqualified from re-electing REIT status for the four taxable years following the year during which qualification is lost. Failure to qualify as a REIT would reduce the net earnings of the Corporation available for distribution to stockholders because of the additional tax liability to the Corporation for the year or years involved. In addition, distributions would no longer be required to be made. To the extent that distributions to stockholders would have been made in anticipation of the Corporation's qualifying as a REIT, the Corporation might be required to borrow funds or to liquidate certain of its investments to pay the applicable tax. The failure to qualify as a REIT would also constitute a default under certain debt obligations of the Corporation.

  In order for the Corporation to maintain its qualification as a REIT, not more than 50% in value of its outstanding stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code). In addition, rents paid by the Operating Company to the Corporation will not constitute qualifying income for purposes of the REIT income tests if any person actually or constructively owns 10% or more of the outstanding Paired Common Stock. For the purpose of preserving the Corporation's qualification as a REIT, the Amended and Restated Certificate of Incorporation of each of the Companies prohibits actual or constructive ownership by any person or entity of more than 9.8% of any class or series of each company's outstanding common stock or preferred stock (the "Ownership Limit"). The constructive ownership rules are complex and may cause common stock owned, actually or constructively, by a group of related or unrelated individuals and/or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding Paired Common Stock (or the acquisition of an interest in an entity which owns Paired Common Stock) by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively in excess of 9.8% of the outstanding Paired Common Stock, and thus subject such Paired Common Stock to the Ownership Limit. Actual or constructive ownership of Paired Common Stock in excess of the Ownership Limit would cause the violative transfer or ownership to be void or cause such shares to be transferred to a charitable trust and then sold to the Companies or to a person or entity who can own such shares without violating the Ownership Limit. In addition, because the relevant constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of shares, no absolute assurance can be given that the foregoing provisions will be effective to prevent a violation of the Ownership Limit and the consequent failure of the Corporation to qualify as a REIT.

 Adverse Effects of REIT Minimum Distribution Requirements

  In order to qualify as a REIT, the Corporation will be generally required each year to distribute to its stockholders at least 95% of its taxable income (excluding any net capital gain). In addition, the Corporation will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its capital gain net income for that year, and (iii) 100% of its undistributed income from prior years.

  The Corporation intends to make distributions to its stockholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. The Corporation's income will consist primarily of its share of the income of the Realty Partnership, and the Corporation's cash available for distribution will consist primarily of its share of cash distributions from the Realty Partnership. Differences in timing between the recognition of taxable income and the receipt of cash available for distribution and the seasonality of the hotel industry could require the Corporation to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax.

  Distributions by the Companies will be determined by their respective Board of Directors and depend on a number of factors, including the amount of cash available for distribution and the financial condition of the Companies, any decision by either Board of Directors to reinvest funds rather than to distribute such funds, capital expenditures, the annual distribution requirements under the REIT provisions of the Code (in the case of the Corporation) and such other factors as either Board of Directors deems relevant. For federal income tax purposes, distributions paid to stockholders may consist of ordinary income, capital gains (in the case of the Corporation), nontaxable return of capital, or a combination thereof. The Companies will provide stockholders with annual statements as to the taxability of distributions.

FAILURE TO MANAGE RAPID GROWTH AND INTEGRATE OPERATIONS; NEW BUSINESSES

  The Corporation is currently experiencing a period of rapid growth. Assuming the Wyndham Transactions, the Grand Heritage Acquisition and the Other Hotel Acquisitions are consummated, the Corporation's portfolio will include interests in 105 owned or leased hotels, aggregating over 25,000 rooms, representing an approximately 500% increase in the size of the Corporation's room portfolio since Patriot's initial public offering in October 1995. Additionally, the Companies are or will be responsible for the management and operation of several new businesses, including direct hotel management, branding and franchising and thoroughbred racing, which were previously not part of Patriot's operations. The Companies may acquire other new businesses in the future. The integration of departments, systems and procedures presents a significant management challenge, and the failure to integrate new acquisitions into existing management and operating structures could have a material adverse effect on the results of operations and financial condition of the Corporation and the Operating Company.

SUBSTANTIAL DEBT OBLIGATIONS; NO LIMITS ON INDEBTEDNESS; VARIABLE RATE DEBT

  As of July 28, 1997, the Companies' combined debt was approximately $733.6 million and the Companies' ratio of combined debt to total market capitalization was approximately 32.4%. Upon the completion of the Offering and application of the proceeds therefrom, the Companies' ratio of combined debt to total market capitalization will be approximately 23.0% (based on the Companies' combined debt outstanding as of July 28, 1997). The Companies also may borrow additional amounts from the same or other lenders in the future, may assume debt in connection with acquisitions, or may issue corporate debt securities in public or private offerings. The Companies' organizational documents do not limit the amount of indebtedness the Companies may incur. Further, substantially all of the Companies' combined debt bears interest at a variable rate and the Term Loan, if consummated, will bear interest at a variable rate. Economic conditions could result in higher interest rates, which could increase debt service requirements on variable rate debt and could adversely affect the Companies' ability to make distributions.

  There can be no assurance that the Companies will be able to meet their debt service obligations and, to the extent that they cannot, the Companies risk the loss of some or all of their assets, including the hotels. Adverse economic conditions could cause the terms on which borrowings become available to be unfavorable. In such circumstances, if the Corporation or the Operating Company is in need of funds to repay indebtedness in accordance with its terms or otherwise, it could be required to liquidate one or more investments in properties at times which may not permit realization of the maximum return on such investments.

  The foregoing risks associated with debt obligations of the Companies may inhibit the ability of the Companies to raise capital in both the public and private markets.

LACK OF EXPERIENCE IN HOTEL MANAGEMENT BUSINESS

  The Corporation leases certain existing hotels and intends to lease other existing hotels and a significant portion of its newly-acquired hotels to the Operating Company. Although certain executives of the Corporation have hotel management experience, the Operating Company has no prior experience in the hotel management business. The future success of the Operating Company and its ability to operate hotels as well as manage future growth depend in large part on its ability to attract and retain key executive officers and other highly qualified personnel, especially in the area of hotel operations. There can be no assurance that the Operating Company will be able to attract and retain qualified personnel and the inability to do so could have a material adverse effect on the results of operations and financial condition of the Companies.

POTENTIAL CONFLICTS OF INTEREST BETWEEN THE CORPORATION AND THE OPERATING
COMPANY

  The Corporation and the Operating Company are separate corporate entities with separate Boards of Directors. A majority of the directors of each of the Corporation and the Operating Company do not serve as directors or officers of the other company. In addition, the Corporation and the Operating Company generally have different employees, separate creditors and are subject to different state law licensing and regulatory requirements. As a result, the interests of the Board of Directors of each company may conflict and such conflicts may possibly rise to disputes between the companies. No assurance can be given that conflicts will not arise between the companies or that such conflicts will not have a material adverse effect on the results of operations and financial condition of the Corporation and the Operating Company. The Corporation and the Operating Company have the same Chief Executive Officer and Chief Financial Officer as well as two of the same directors. The Companies believe this overlap in management will help decrease the possibility of disagreements between the two companies. No assurance can be given, however, that these individuals' interests as officers and/or directors of one company will not conflict with their interests as officers and/or directors of the other company or that their actions as officers and/or directors of one company will not adversely affect the interests of the other company.

DEPENDENCE ON LESSEES AND PAYMENTS UNDER THE PARTICIPATING LEASES

  The Corporation leases each of its existing hotels, except the Crowne Plaza Ravinia Hotel, the Marriott WindWatch Hotel and the hotels leased to the Operating Company, to lessees (the "Lessees") pursuant to separate participating leases (the "Participating Leases"). The Corporation's ability to make distributions to stockholders depends primarily upon the ability of the Lessees to make rent payments under the Participating Leases (which is dependent primarily on the Lessees' ability to generate sufficient revenues from those hotels which are leased to them). A failure or delay to make such payments may be caused by reductions in revenue from such hotels or in the net operating income of the Lessees or otherwise. Any failure or delay by the Lessees in making rent payments may adversely affect the Corporation's ability to make distributions to stockholders.

LACK OF CONTROL OVER OPERATIONS OF THE LEASED HOTELS

  The Corporation is dependent on the ability of the Lessees and the hotel management entities that manage the hotels (the "Operators") to manage the operations of hotels that are leased or operated by them. Under the terms of the Participating Leases, the Corporation has the authority to review annual budgets for the hotels which are leased to the Lessees and to approve certain items. However, the Corporation is unable to directly implement strategic business decisions with respect to the setting of room rates, repositioning of a franchise, redevelopment of food and beverage operations and certain similar decisions with respect to such hotels.

CERTAIN CONFLICTS OF INTEREST

  The Corporation has leased for one-year terms eight hotels (including the Carefree Resorts) and sold certain assets relating to the Carefree Resorts (including the Carefree, Boulders and certain other trademarks) to PAH RSI, LLC, a limited liability company owned by certain executive officers of the Corporation ("PAH RSI Lessee"). The executive officers who own PAH RSI Lessee also acquired substantially all of the economic interests in Resort Services, Inc. ("RSI"), which manages the Carefree Resorts pursuant to a management contract with PAH RSI Lessee. Neither the Corporation nor the Operating Company has any direct or indirect equity interest in PAH RSI Lessee or RSI. The Operating Company intends to acquire the membership interests in PAH RSI Lessee at the fair market value for such interests and thereby assume the leases for the eight hotels. Determination of the fair market value will be negotiated with the owners of PAH RSI Lessee and the payment of any such amounts will go to such owners personally. Based on current market conditions, the Operating Company presently believes that the aggregate fair market value of the membership interests in PAH RSI Lessee (net of assumed liabilities) is approximately $225,000. The Operating Company believes that the owners of PAH RSI Lessee will cooperate with the sale of the membership interests; however, the owners are not obligated to sell such membership interests and thus no assurances can be made as to whether the owners will in fact agree to sell such membership interests or as to what the purchase price for such membership interests will be. The Operating Company's failure to acquire the trademarks, including the Carefree and Boulders trademarks, could materially impair the value of the Carefree Resorts and could have a material adverse effect on the results of operations and financial condition of the Companies.

RISK OF INVESTMENT IN SUBSIDIARIES CONTROLLED BY OTHER PARTIES

  The Crowne Plaza Ravinia Hotel, the Marriott WindWatch Hotel and certain non-leaseable assets related to the Carefree Resorts are each owned through a special purpose entity, specifically PAH Ravinia, Inc., PAH WindWatch, LLC and PAH Boulders, Inc., respectively (the "Non-Controlled Subsidiaries"). The equity securities of each of the Non-Controlled Subsidiaries are divided into two classes: voting securities and non-voting securities. The Realty Partnership owns all of the non-voting securities in each of the Non-Controlled Subsidiaries. With respect to PAH Ravinia, Inc. ("PAH Ravinia") and PAH WindWatch, LLC ("PAH WindWatch"), the Realty Partnership also owns, indirectly, 4% of the voting securities. Certain executive officers and/or directors of the Companies own, directly or indirectly, all of the voting securities of PAH Boulders, Inc. ("PAH Boulders") and the remaining 96% of the voting securities of PAH Ravinia and PAH WindWatch. Although the ownership interests of the Realty Partnership represent an approximately 99% economic interest in each of the Non-Controlled Subsidiaries, the Realty Partnership is not able to elect directors or managers. As a result, the Non-Controlled Subsidiaries may implement business policy decisions that would not have been implemented by the Corporation and that are adverse to the interests of the Corporation or that lead to adverse financial results. The Corporation intends to restructure the Non-Controlled Subsidiaries so that the Crowne Plaza Ravinia Hotel and the Marriott WindWatch Hotel may be leased to the Operating Company and certain non-leaseable assets relating to the Carefree Resorts may be sold to the Operating Company. To effect such restructurings and asset sales, the Corporation will be required to obtain, along with any other third-party consents which may be required, the approval of those executive officers and/or directors of the Companies who have voting control over such Non-Controlled Subsidiaries. No assurances can be made that the executive officers will consent to such restructurings or asset sales.

HOTEL INDUSTRY RISKS

 Operating Risks

  The primary businesses of the Companies are buying, selling, leasing and managing hotels, which are subject to operating risks common to the hotel industry. These risks include, among other things, (i) competition for guests from other hotels, a number of which may have greater marketing and financial resources and experience than the Companies and the Lessees, (ii) increases in operating costs due to inflation and other factors, which increases may not have been offset in past years, and may not be offset in future years by increased room rates, (iii) dependence on business and commercial travelers and tourism, which business may fluctuate and be seasonal, (iv) increases in energy costs and other expenses of travel, which may deter travelers and (v) adverse effects of general and local economic conditions. These factors could adversely affect the ability of the Lessees and the Operating Company to generate revenues and to make lease payments and therefore the Corporation's ability to make distributions to stockholders.

  The Companies are also subject to the risk that in connection with the acquisition of hotels and hotel operating companies it may not be possible to transfer certain operating licenses, such as food and beverage licenses, to the Lessees, the Operators or the Operating Company, or to obtain new licenses in a timely manner in the event such licenses cannot be transferred. Although hotels can provide alcoholic beverages under interim licenses or licenses obtained prior to the acquisition of these hotels, there can be no assurance that these licenses will remain in effect until the Corporation or the Operating Company obtains new licenses or that new licenses will be obtained. The failure to have alcoholic beverages licenses or other operating licenses could adversely affect the ability of the affected Lessees, Operators or the Operating Company to generate revenues and make lease payments to the Corporation.

 Operating Costs and Capital Expenditures; Hotel Renovation

  Hotels, in general, have an ongoing need for renovations and other capital improvements, particularly in older structures, including periodic replacement or refurbishment of furniture, fixtures and equipment ("F, F & E"). Under the terms of the Participating Leases, the Corporation is obligated to establish a reserve to pay the cost of certain capital expenditures at its hotels and pay for periodic replacement or refurbishment of F, F & E. If capital expenditures exceed the Corporation's expectations, the additional cost could have an adverse effect on the Corporation's cash available for distribution. In addition, the Corporation may acquire hotels where significant renovation is either required or desirable. Renovation of hotels involves certain risks, including the possibility of environmental problems, construction cost overruns and delays, uncertainties as to market demand or deterioration in market demand after commencement of renovation and the emergence of unanticipated competition from other hotels.

 Competition for Hotel Acquisition Opportunities

  The Companies may be competing for investment opportunities with entities that have substantially greater financial resources. These entities may generally be able to accept more risk than the Companies can prudently manage, including risks with respect to the creditworthiness of a hotel operator or the geographic proximity of its investments. Competition may generally reduce the number of suitable investment opportunities offered to the Companies and increase the bargaining power of property owners seeking to sell.

  Additionally, the Corporation's ability to acquire additional hotels could be negatively impacted by the paired share ownership structure because hotel management companies, franchisees and others who historically approached Patriot with acquisition opportunities in hopes of establishing lessee or management relationships may not do so in the future out of concern that the Corporation will rely on the Operating Company to lease and/or manage the acquired properties. Such persons may instead provide such acquisition opportunities to hotel companies that will allow them to manage the properties following the sale. This could have a negative impact on the Corporation's acquisition activities in the future.

 Seasonality

  The hotel industry is seasonal in nature. Revenues at certain hotels are greater in the first and second quarters of a calendar year and at other hotels in the second and third quarters of a calendar year. Seasonal variations in revenue at hotels may cause quarterly fluctuations in the operating revenues of the Operating Company and the lease revenues of the Corporation.

REAL ESTATE INVESTMENT RISKS

 General Risks

  The Corporation's investments will be subject to varying degrees of risk generally incident to the ownership of real property. The underlying value of the Corporation's real estate investments and the Corporation's income and ability to make distributions to its stockholders will be dependent upon the ability of the Lessees, the Operators and the Operating Company to operate the Corporation's hotels in a manner sufficient to maintain or increase revenues and to generate sufficient income in excess of operating expenses to make rent payments under their leases with the Corporation. Income from the Corporation's hotels may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, changes in interest rates and in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older structures, changes in real estate tax rates and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war and other factors which are beyond the control of the Companies.

 Value and Illiquidity of Real Estate

  Real estate investments are relatively illiquid. The ability of the Corporation to vary its portfolio in response to changes in economic and other conditions will therefore be limited. If the Corporation must sell an investment, there can be no assurance that the Corporation will be able to dispose of it in the time period it desires or that the sales price of any investment will recoup or exceed the amount of the Corporation's investment.

 Property Taxes

  The Companies' hotels and racing facilities are subject to real property taxes. The real property taxes on hotel properties as well as the racing facilities in which the Corporation invests may increase or decrease as property tax rates change and as the value of the properties are assessed or reassessed by taxing authorities. If property taxes increase, the Companies' ability to make distributions to its stockholders could be adversely affected.

 Consents of Ground Lessor Required for Sale of Certain Hotels

  Certain of the Corporation's hotels and the Racecourse are subject to ground leases with third party lessors. In addition, the Corporation may acquire hotels in the future that are subject to ground leases. Any proposed sale of a property that is subject to a ground lease by the Corporation or any proposed assignment of the Corporation's leasehold interest in the ground lease may require the consent of third party lessors. As a result, the Corporation may not be able to sell, assign, transfer or convey its interest in any such property in the future absent the consent of such third parties, even if such transaction may be in the best interests of the stockholders.

 Environmental Matters

  The operating costs of the Companies may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow by using such real property as collateral. Persons who arrange for the transportation, disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials ("ACMs"), into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs or other hazardous materials. Environmental laws may also impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, and these restrictions may require expenditures. In connection with the ownership and operation of any of the Corporation's hotels, the Companies, the Lessees or the Operators may be potentially liable for any such costs. The cost of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could materially adversely affect the Corporation's results of operations and financial condition. Phase I environmental site assessments ("ESAs") have been conducted at all of the Corporation's hotels and the Racecourse by qualified independent environmental engineers. The purpose of Phase I ESAs is to identify potential sources of contamination for which any of the Corporation's hotels or the Racecourse may be responsible and to assess the status of environmental regulatory compliance. The ESAs have not revealed any environmental liability or compliance concerns that the Corporation believes would have a material adverse effect on its business, assets, results of operations or liquidity, nor is the Corporation aware of any such liability or concerns. Nevertheless, it is possible that these ESAs did not reveal all environmental liabilities or compliance concerns or that material environmental liabilities or compliance concerns exist of which the Corporation is currently unaware. The Corporation has not been notified by any governmental authority, and has no other knowledge of, any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental substances in connection with any of the hotels or the Racecourse.

 Uninsured and Underinsured Losses

  Each of the Participating Leases specifies comprehensive insurance to be maintained on each of the applicable leased hotels, including liability, fire and extended coverage. The Corporation believes such specified coverage is of the type and amount customarily obtained for or by an owner of hotels. Leases for subsequently acquired hotels (including those leased to the Operating Company) will contain similar provisions. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable. The Board of Directors and management of each of the Companies will use their discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage on the investments of the Corporation or the Operating Company, as the case may be, at a reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the lost investment of the Corporation or the Operating Company, as the case may be. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Corporation or the Operating Company might not be adequate to restore its economic position with respect to such property.

 Acquisition and Development Risks

  The Companies currently intend to pursue acquisitions of additional hotels and hotel operating companies and, under appropriate circumstances, may pursue development opportunities. Acquisitions entail risks that such acquired hotels or hotel operating companies will fail to perform in accordance with expectations and that estimates of the cost of improvements necessary to market, acquire and operate properties will prove inaccurate as well as general risks associated with any new real estate or operating company acquisition. In addition, hotel development is subject to numerous risks, including risks of construction delays or cost overruns that may increase project costs, new project commencement risks such as receipt of zoning, occupancy and other required governmental approvals and permits and the incurrence of development costs in connection with projects that are not pursued to completion. The fact that the Corporation generally must distribute 95% of its ordinary taxable income in order to maintain its qualification as a REIT may limit the Corporation's ability to rely upon lease income from its hotels or subsequently acquired properties to finance acquisitions or new developments. As a result, if debt or equity financing were not available on acceptable terms, further acquisitions or development activities might be curtailed or the Corporation's cash available for distribution might be adversely affected.

RISKS OF OPERATING HOTELS UNDER FRANCHISE OR BRAND AFFILIATIONS

  Currently, 60 of the Corporation's hotels are operated under franchise or brand affiliations. In addition, hotels in which the Corporation subsequently invests may be operated pursuant to franchise or brand affiliations. The continuation of the franchise licenses relating to the franchised hotels (the "Franchise Licenses") is subject to specified operating standards and other terms and conditions. The continued use of a brand is generally contingent upon the continuation of the management agreement related to that hotel with the branded Operator. Franchisors typically inspect licensed properties periodically to confirm adherence to operating standards. Action on the part of any of the Companies, the Lessees or the Operators could result in a breach of such standards or other terms and conditions of the Franchise Licenses and could result in the loss or cancellation of a Franchise License. It is possible that a franchisor could condition the continuation of a Franchise License on the completion of capital improvements which the Corporation's Board of Directors determines are too expensive or otherwise unwarranted in light of general economic conditions or the operating results or prospects of the affected hotel. In that event, the Corporation's Board of Directors may elect to allow the Franchise License to lapse which could under certain circumstance result in the Corporation incurring significant costs for terminating such Franchise License. In any case, if a franchise or brand affiliation is terminated, the Corporation and the Lessee may seek to obtain a suitable replacement franchise or brand affiliation, or to operate the hotel independent of a franchise or brand affiliation. The loss of a franchise or brand affiliation could have a material adverse effect upon the operations or the underlying value of the hotel covered by the franchise or brand affiliation because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor or brand owner.

HORSE RACING INDUSTRY RISKS

  The Operating Company's pari-mutuel wagering operations are contingent upon the continued governmental acceptance of such operations as forms of legalized gambling. As a form of gambling, pari-mutuel wagering is subject to extensive licensing and regulatory control by the California Horse Racing Board (the "CHRB") and other California authorities. These regulatory authorities have broad powers with respect to the licensing of gaming operations, and may revoke, suspend, condition or limit the gaming operations of the Operating Company. Any such change in regulations may have a material adverse effect on the Operating Company's financial condition and results of operations.

  Prior to the Merger, Bay Meadows was licensed by the CHRB for its 1997 horse racing season to hold a split thoroughbred horse racing meet at the Racecourse and to accept pari-mutuel wagers. The CHRB has approved an amendment to permit the Operating Company to conduct the horse racing operations at the Racecourse during the remainder of the 1997 horse racing meet. The racing license must be renewed on an annual basis and the CHRB has broad discretion to reject any application for a license. In addition, California law requires that each of the directors and certain employees of the Operating Company must be licensed with the CHRB. No assurances can be given that the CHRB will grant licenses to each of the directors and each of such employees of the Operating Company. If a director or employee required to be licensed were denied a license by the CHRB, the Operating Company would have to replace such director or employee with a director or employee who was so licensed.

  The CHRB also has the discretion to limit the number of days and dates on which the Operating Company may conduct live horse racing. No assurance can be given as to how many, or which, horse racing days the CHRB will allocate to the Operating Company in the future, nor can there be any assurance that an issued license will not be modified or revoked.

LACK OF EXPERIENCE IN THE HORSE RACING BUSINESS; RELIANCE ON BAY MEADOWS MANAGEMENT

  The Operating Company manages the Racecourse's horse racing operations, an area in which Patriot has no prior experience. Although the Operating Company has retained certain members of Bay Meadows' former management and personnel to continue to manage these horse racing operations, there can be no assurance that the Operating Company will be able to continue to employ said management and personnel. Failure to retain such management and personnel could have a material adverse effect on the results of operations and financial condition of the Operating Company.

                                 THE COMPANIES

  On July 1, 1997, the Corporation (formerly known as Cal Jockey) merged with Patriot, with the Corporation as the surviving company. In connection with the Merger, Cal Jockey changed its name to "Patriot American Hospitality, Inc." and the Operating Company (formerly known as Bay Meadows) changed its name to "Patriot American Hospitality Operating Company." Each share of REIT Common Stock is "paired" and trades as a unit with one share of Operating Company Common Stock. Unless the context otherwise requires, historical information contained herein with respect to the Corporation refers to the operations of Patriot prior to the Merger.

  As a result of the Merger, the Corporation became one of two hotel REITs with the paired share ownership structure. This paired share ownership structure permits the Corporation to lease certain of its existing hotels, as well as newly-acquired hotels, to the Operating Company, thereby retaining for the Companies' stockholders the economic benefits of both the lease payments received by the Corporation and the operating profits realized by the Operating Company, while maintaining the tax benefits of the Corporation's status as a REIT under the Code. The paired share ownership structure also facilitates the Companies' acquisition and development of hotel management and franchise businesses, operations which the Corporation would have difficulty pursuing within a traditional REIT structure.

THE CORPORATION

  The Corporation is a self-administered REIT which owns interests in 64 hotels in 23 states, with an aggregate of 14,950 guest rooms. The Corporation's hotels are diversified by franchise or brand affiliation and serve primarily major U.S. business centers, including Atlanta, Boston, Chicago, Cleveland, Dallas, Denver, Houston, Miami, San Francisco and Seattle. In addition to hotels catering primarily to business travelers, the Corporation's portfolio includes world-class resort hotels, including The Boulders, near Scottsdale, Arizona; The Lodge at Ventana Canyon in Tucson, Arizona; The Peaks Resort & Spa in Telluride, Colorado; and Carmel Valley Ranch Resort in Carmel, California; and prominent hotels in major tourist destinations. The hotels include 54 full service hotels, 5 resort hotels, 4 limited service hotels and an executive conference center. Sixty of the hotels are operated under franchise or brand affiliations with nationally recognized hotel companies, including Marriott(R), Crowne Plaza(R), Radisson(R), Hilton(R), Hyatt(R), Four Points by Sheraton(R), Holiday Inn(R), WyndhamSM, Wyndham Garden(R), WestCoast(R), Doubletree(R), Embassy Suites(R), Hampton Inn(R), Registry(R), Carefree(R) and Grand Heritage(R). Pursuant to its alliance with Doubletree Hotels Corporation, the Corporation owns six of its hotels through joint venture arrangements under which the Corporation holds a 90% ownership interest with regard to four of such hotels and an 85% ownership interest with regard to two of such hotels. Pursuant to its alliance with the Snavely Group, the Corporation owns four of its hotels through joint venture arrangements under which the Corporation holds a 90% ownership interest. For the twelve months ended December 31, 1996, the Corporation's hotel portfolio (excluding three hotels undergoing substantial renovation and the Carefree Resorts) had an average occupancy rate of 70.9% and an ADR of $83.19. For the three months ended March 31, 1997, the Corporation's hotel portfolio (excluding the Carefree Resorts) had an average occupancy rate of 67.4% and an ADR of $89.10. For the twelve months ended December 31, 1996 and the three months ended March 31, 1997, the Carefree Resorts had an average occupancy rate of 69.2% and 75.2%, respectively, and an ADR of $258.98 and $336.26, respectively.

  Through its wholly-owned subsidiaries, PAH LP and PAH GP, the Corporation holds an approximate 86.1% limited partnership interest and the sole 1% general partner interest in the Realty Partnership. The Realty Partnership owns, directly or through subsidiaries, the Corporation's interests in each of its hotels. Subject to certain limitations contained in the agreement of limited partnership of the Realty Partnership, partners in the Realty Partnership (other than PAH LP) may redeem their Units in the Realty Partnership, along with an equivalent number of Units in the Operating Partnership, for cash. At their election, the Companies may acquire Units offered for redemption for shares of Paired Common Stock on a one-for-one basis. In the future, the Companies may issue additional Units in connection with acquisitions.

  Since 1983, shares of REIT Common Stock have been paired and traded together with the shares of Operating Company Common Stock as a single unit pursuant to the terms of a pairing agreement, dated as of February 17, 1983, as amended (the "Pairing Agreement").

THE OPERATING COMPANY

  The Corporation currently leases six hotels purchased subsequent to the Merger to the Operating Company. The Corporation anticipates leasing an additional eight of its existing hotels (including all of the Carefree Resorts) to the Operating Company in the near future and expects that a significant portion of its future acquisitions, including substantially all of the hotels to be acquired in connection with the Wyndham Transactions, the Grand Heritage Acquisition and the Other Hotel Acquisitions, if consummated, will be leased to the Operating Company.

  In addition to leasing and managing hotels, the Operating Company is also engaged in the business of conducting and offering pari-mutuel wagering on thoroughbred horse racing at the Racecourse. The Operating Company also acts as an off-track wagering facility, allowing patrons to wager on horse races at other tracks even when live horse racing is not being conducted at the Racecourse, by accepting simulcasts of horse races conducted throughout the United States, Canada, Mexico, Australia and Hong Kong. In addition to live horse racing at the Racecourse, the Operating Company receives fees from simulcasting its live horse races to as many as 31 sites in California and 450 sites in the remainder of the world. The Operating Company faces significant competition for the sports and entertainment dollar in the San Francisco bay area (the "Bay Area") because of the numerous professional and amateur sporting events and other entertainment attractions located in the Bay Area. The Operating Company's revenues from its operations of the Racecourse are subject to seasonal variations depending on the scheduling of its live race meet.

  The Operating Company holds an approximate 86.1% limited partnership interest and the sole 1% general partner interest in the Operating Partnership. The Operating Partnership owns, directly or through subsidiaries, the Operating Company's assets. Subject to certain limitations contained in the agreement of limited partnership of the Operating Partnership, partners in the Operating Partnership may redeem their Units in the Operating Partnership, along with an equivalent number of Units in the Realty Partnership, for cash. At their election, the Companies may acquire Units offered for redemption for shares of Paired Common Stock on a one-for-one basis. In the future, the Companies may issue additional Units in connection with acquisitions.

  As described above, shares of the Operating Company Common Stock are paired and trade together with the shares of REIT Common Stock as a single unit pursuant to the Pairing Agreement.

                              RECENT DEVELOPMENTS

THE WYNDHAM TRANSACTIONS

  On April 14, 1997, the Corporation entered into a merger agreement and a related stock purchase agreement (collectively, the "Wyndham Merger Agreement") pursuant to which Wyndham will merge with and into the Corporation with the Corporation being the surviving company. As a result of the Wyndham Acquisition, the Corporation will acquire all of the assets and liabilities of Wyndham, including Wyndham's portfolio of 23 owned and leased hotels with an aggregate of 4,877 rooms, management and franchise agreements for Wyndham's 64 managed and franchised properties throughout North America, management and franchise agreements that have been executed for 15 properties that are currently closed for renovation or construction or are in the process of being converted to the Wyndham brand, and the proprietary brand names WyndhamSM, Wyndham Garden(R) and Wyndham Hotels & ResortsSM. Pursuant to the Wyndham Merger Agreement, upon consummation of the Wyndham Acquisition each issued and outstanding share of common stock of Wyndham ("Wyndham Common Stock") will be converted into the right to receive 1.372 shares of Paired Common Stock (the "Wyndham Exchange Ratio"). The Wyndham Exchange Ratio is subject to adjustment under certain circumstances to a maximum exchange ratio of 1.438. Additionally, if the Average Closing Price (as defined in the Wyndham Merger Agreement) of the Paired Common Stock is less than $20.87, Wyndham has the right, waivable by it, to terminate the Wyndham Merger Agreement without liability. On July 28, 1997, the closing price of the Paired Common Stock as reported on the NYSE was $24.06. In lieu of receiving Paired Common Stock, Wyndham stockholders have the right to elect to receive cash (up to an aggregate of $100 million) in an amount per share equal to the Wyndham Exchange Ratio multiplied by the average closing price of the Paired Common Stock over the five trading days immediately preceding the closing of the Wyndham Acquisition. If stockholders holding shares of Wyndham Common Stock with a value in excess of $100 million elect to receive cash, such cash will be allocated on a pro rata basis among such stockholders. In connection with the Wyndham Acquisition, the Corporation also will assume or retire all of Wyndham's existing indebtedness, which totaled approximately $151 million as of June 30, 1997. In the event that Wyndham terminates the Wyndham Merger Agreement under certain circumstances, including to pursue a Superior Proposal (as defined in the Wyndham Merger Agreement), Wyndham will be obligated to pay the Companies certain break-up fees, as specified in the Wyndham Merger Agreement. If the Companies terminate the Wyndham Merger Agreement under certain circumstances, they will be required to pay certain break-up fees to Wyndham, as specified in the Wyndham Merger Agreement.

  Concurrently with the execution of the Wyndham Merger Agreement, the Corporation also entered into agreements with partnerships affiliated with members of the Trammell Crow family providing for the acquisition of 11 full-service Wyndham-branded hotels with 3,072 rooms, located throughout the United States, for approximately $332 million in cash, plus approximately $14 million in additional consideration, if two hotels meet certain operational targets. The Wyndham Transactions, which are expected to be consummated concurrently, are subject to various conditions including, without limitation, approval of the Wyndham Acquisition by the stockholders of the Companies and Wyndham. The Wyndham Acquisition is also conditioned on the Corporation's completion of a substantial portion of the Crow Properties Acquisition. Accordingly, no assurances can be given that the Wyndham Transactions will be consummated. It is currently anticipated that the stockholder meetings to approve the Wyndham Acquisition will occur in the fourth quarter of 1997.

  In order to satisfy certain REIT qualification requirements applicable to the Corporation, an affiliate of the Trammell Crow family, which is a significant shareholder of Wyndham, may be issued shares of unpaired preferred stock of the Corporation in lieu of shares of Paired Common Stock, for a portion of the Wyndham shares it owns. Shares of the unpaired preferred stock of the Corporation, if issued, will be structured to replicate the economic benefits of shares of Paired Common Stock. Following the Wyndham Acquisition, the Trammell Crow family affiliate may own up to 9.8% of the Paired Common Stock, along with additional shares of unpaired preferred stock of the Corporation. All such shares will be subject to certain voting and sale restrictions for a minimum of 18 months from the date of the Wyndham Acquisition.

  In connection with the consummation of the Wyndham Transactions, certain changes will be made with respect to the officers and members of the Boards of Directors of the Corporation and the Operating Company. Paul A. Nussbaum will remain Chairman and Chief Executive Officer of the Corporation and William W. Evans

III, who currently serves in the Corporation's Office of the Chairman, will become President of the Corporation. Thomas W. Lattin, who currently serves as President of the Corporation, will become Executive Vice President of the Operating Company, responsible for the further development of the Wyndham brand through third-party management and franchising. James D. Carreker, Wyndham's Chairman and Chief Executive Officer, will serve as Chairman and Chief Executive Officer of the Operating Company, Rex E. Stewart will remain as Chief Financial Officer of the Operating Company and Anne L. Raymond, currently the Chief Financial Officer of Wyndham, will serve as Chief Financial Officer of the Corporation. It is also anticipated that the Boards of Directors of the Corporation and the Operating Company will be reconstituted in connection with the consummation of the Wyndham Transactions so that each Board of Directors will consist of 11 members, including (i) two designees of Wyndham and one designee of the Trammell Crow family to the Corporation Board of Directors and (ii) three designees of Wyndham and one designee of the Trammell Crow family to the Operating Company Board of Directors. It is currently anticipated that Harlan R. Crow will serve as the Trammell Crow family's representative on the Corporation's Board of Directors. The remaining members for each Board of Directors will be selected by the Corporation and will include members of the Companies' existing Boards of Directors as well as additional persons to be selected prior to the completion of the Wyndham Transactions. Paul A. Nussbaum and James D. Carreker (who will be one of the Wyndham designees) will serve as directors of both the Corporation and the Operating Company and a majority of the directors of each company will not serve as directors of the other company.

  In connection with the Wyndham Transactions, the Corporation expects to terminate two existing leases under which the Wyndham Garden Hotel-Midtown and Wyndham Greenspoint Hotel are currently leased to Crow Hotel Lessee, Inc. and to re-lease such hotels to the Operating Company.

THE GRAND HERITAGE ACQUISITION

  The Corporation has entered into an agreement to acquire Grand Heritage Hotels, a hotel management and marketing company, and other Grand Heritage subsidiaries including an investment in the Broadview Hotel in Wichita, Kansas. The total acquisition price for the Grand Heritage Acquisition (including the hotel management and marketing company) is expected to be approximately $25.3 million payable in preferred Units of the Operating Partnership. The consummation of the Grand Heritage Acquisition is subject to satisfactory completion of a number of contingencies including, among other things, the completion of the acquisition of, or financing for, the Broadview Hotel. No assurances can be given that the Corporation or the Operating Company will consummate the Grand Heritage Acquisition. In the event the Grand Heritage Acquisition is consummated, the Corporation expects to terminate three existing leases under which the Tutwiler Hotel, the Mayfair Suites Hotel and the Redmont Hotel are currently leased to Grand Heritage Leasing, LLC and to re-lease such hotels to the Operating Company. In connection with the Grand Heritage Acquisition, the Corporation acquired the Union Station Hotel and the Ambassador West Hotel from affiliates of Grand Heritage Hotels. If the Grand Heritage Acquisition is not consummated, such affiliates of Grand Heritage Hotels have the right to repurchase the Union Station Hotel and the Ambassador West Hotel under limited circumstances.

OTHER HOTEL ACQUISITIONS

  In addition to the Wyndham Transactions and the Grand Heritage Acquisition, the Corporation has entered into agreements or letters of intent to purchase six hotels, aggregating 1,883 rooms, for an aggregate purchase price of approximately $185.5 million. The purchase of the Other Hotel Acquisitions is subject to satisfactory completion of various closing conditions and no assurances can be given that the Corporation will acquire any or all of the Other Hotel Acquisitions.

  The Other Hotel Acquisitions include:

  . Doubletree Hotels. Four Doubletree Hotels in Houston, Texas, Anaheim, California, St. Louis, Missouri and Overland Park, Kansas, with an aggregate of 1,483 rooms, for an aggregate purchase price of approximately $147 million in cash, seller financing and Units. These hotels will be acquired by a partnership owned 85% by the Corporation and 15% by an affiliate of Doubletree.

  . Holiday Inn Beachwood. The 173-room Holiday Inn Beachwood located in Cleveland, Ohio for a purchase price of approximately $14.5 million in cash.

  . Park Shore Hotel. The 227-room Park Shore Hotel in Honolulu, Hawaii for a purchase price of approximately $24 million in cash.

  The Corporation believes that market conditions remain favorable for the acquisition of additional hotels and hotel portfolios and it is expected that the Corporation will continue its aggressive acquisition activities. Additionally, the Companies intend to explore opportunities to acquire hotel operators, owners of hotel franchises or brands and independent hotel management companies. As part of their ongoing businesses, the Companies continually engage in discussions with public and private real estate entities, including without limitation, current lessees of the Companies' hotels, regarding possible portfolio or single asset acquisitions, as well as the acquisition of hotel leasing and management operations. No assurances can be given, however, that the Companies will locate attractive acquisition opportunities or that they will consummate such acquisitions.

LEASING OF ADDITIONAL HOTELS TO THE OPERATING COMPANY

  The Operating Company currently intends to acquire the membership interests in PAH RSI Lessee, the entity that leases from the Corporation eight of the Corporation's hotels (including the Carefree Resorts) at the fair market value for such interests and thereby assume the leases for these eight hotels. The Corporation also intends to restructure two of the Non-Controlled Subsidiaries so that the Crowne Plaza Ravinia Hotel and the Marriott WindWatch Hotel may be leased to the Operating Company and certain non-leaseable assets relating to the Carefree Resorts may be sold to the Operating Company. To effect such restructurings and asset sales, the Corporation will be required to obtain, along with any other third party consents that may be required, the approval of those executive officers and/or directors of the Companies who have voting control over such Non-Controlled Subsidiaries.

  As discussed above, the Corporation intends to re-lease the Wyndham Garden Hotel-Midtown and the Wyndham Greenspoint Hotel to the Operating Company upon the consummation of the Wyndham Transactions and intends to re-lease the Tutwiler Hotel, the Mayfair Suites Hotel and the Redmont Hotel to the Operating Company upon the consummation of the Grand Heritage Acquisition. See "--The Wyndham Transactions" and "--The Grand Heritage Acquisition."

  With respect to the Corporation's remaining hotels, there are no agreements concerning when or if such hotels will be leased to the Operating Company. Upon the expiration of the lease relating to each of these hotels, the Corporation currently intends to evaluate the individual circumstances of such lease and decide whether to continue to lease such hotel to a Lessee or, alternatively, to lease such hotel to the Operating Company.

NEW CREDIT FACILITY

  The Companies have entered into the Revolving Credit Facility with Paine Webber Real Estate, Chase and the Lenders. Borrowings have been made under the Revolving Credit Facility to repay all outstanding amounts under the Corporation's prior secured line of credit with Paine Webber Real Estate. The Revolving Credit Facility consists of a three-year $700 million unsecured revolving line of credit which also will be used for the acquisition of additional properties, businesses and other assets, for capital expenditures and for general working capital purposes. The interest rate for the Revolving Credit Facility ranges from LIBOR plus 1.00% to 2.00% (depending on the Companies' leverage ratio or credit rating) or the customary alternate base rate announced from time to time plus 0.0% to 0.50% (depending on the Companies' leverage ratio or credit rating).

  Additionally, the Corporation has entered into a commitment letter with Paine Webber Real Estate and Chase for the $500 million Term Loan. It is anticipated that the Term Loan will be secured by specific assets and properties of the Companies that will be transferred to a special purpose "bankruptcy remote" entity. The Term Loan will be used to finance payments to be made in connection with the Wyndham Transactions and the acquisition of certain other properties and is expected to have an interest rate per annum equal to LIBOR plus 1.75%. While negotiations concerning the Term Loan are ongoing, there can be no assurances that the Term Loan will be obtained, or if obtained, when it will become effective or available or what the specific terms of such Term Loan will be.

PAINEWEBBER LAND SALE

  On July 14, 1997, the Corporation sold approximately 174 acres of land in San Mateo, California, representing substantially all of the land which was owned by Cal Jockey prior to the Merger, to an affiliate of PaineWebber for a purchase price of approximately $81.1 million in cash. These funds were placed in a restricted account in order to facilitate a tax-deferred, like-kind exchange through the acquisition of suitable hotel properties. The Corporation retained ownership of the improvements located on the land, including the historic Bay Meadows Racecourse and its related facilities. Simultaneously with the consummation of the PaineWebber Land Sale, the PaineWebber affiliate and the Corporation entered into a ground lease covering that portion of the land on which the Racecourse is situated for a term of seven years, and the Corporation subleased the Racecourse land and leased the related improvements to the Operating Company in order to permit the Operating Company to continue horseracing operations at the Racecourse through the term of the Corporation's lease. In connection with the sale, the Corporation assigned all of its rights and benefits under existing leases, contracts, permits and entitlements relating to the land sold to the PaineWebber affiliate, and the PaineWebber affiliate assumed all of the Corporation's development obligations, including, but not limited to, all obligations for on and off-site improvements and all obligations under existing leases and contracts. Under the ground lease, the Corporation is responsible for reimbursing the PaineWebber affiliate for up to approximately $10.3 million of costs relating to certain development obligations which relate to the leased land as a racing facility, including the building of new stabling facilities. The parties have the option to renew such leases upon their expiration under certain circumstances.

HOTEL LOANS

  The Corporation has loaned approximately $46 million to partnerships affiliated with the members of CHC Lease Partners, relating to two hotels owned by the partnerships: the Doubletree Hotel in Glenview, Illinois and the Gateway Hotel in Miami (also known as the River House Hotel). These loans mature in two years, bear interest at a rate per annum equal to 30-day LIBOR plus 2.75%, and are secured by first priority liens on the respective hotels. Additionally, the Corporation has purchased two additional loans under which partnerships affiliated with the members of CHC Lease Partners are borrowers for an aggregate purchase price of $57 million. One of the purchased loans is in the principal amount of approximately $30.7 million, matures on December 1, 2000 and bears interest at a rate per annum equal to 8.0% until November 30, 1997, 8.5% from December 1, 1997 until November 30, 1999 and 9.0% from December 1, 1999 until December 1, 2000. The second purchased loan is in the principal amount of approximately $24.4 million, matures on December 31, 1999 and bears interest at a rate per annum equal to 8.0% until December 31, 1997 and 9.5% from January 1, 1998 until December 31, 1999. Each of the purchased loans is secured by first priority liens on the respective hotels. In connection with such loans, the Corporation has entered into a short term financing arrangement with an affiliate of Paine Webber Real Estate, whereby such affiliate has made a $103 million loan to the Corporation that matures on April 15, 1998 and bears interest at a rate equal to the greater of 30-day LIBOR plus 1.75% or the borrowing rate on the Revolving Credit Facility. This financing is secured by a collateral assignment of the mortgage loans encumbering the four hotels. CHC Lease Partners currently leases 25 of the Corporation's hotels and is the Corporation's largest independent Lessee.

                                USE OF PROCEEDS

  The net proceeds to the Companies from the Offering, after payment of expenses incurred in connection with the Offering, will be approximately $209.0 million (approximately $240.5 million if the Underwriters' over-allotment is exercised in full). The Corporation will receive 95% of the net proceeds of the Offering and the Operating Company will receive 5% of the net proceeds of the Offering. The Companies intend to apply the net proceeds of the Offering to reduce amounts outstanding under the Revolving Credit Facility. As of July 28, 1997, an aggregate of $566.6 million principal amount of borrowings was outstanding under the Revolving Credit Facility. All outstanding borrowings under the Revolving Credit Facility mature in July 2000 and bear interest at a rate per annum equal to 30-day LIBOR plus 1.70%. Such borrowings were made under the Revolving Credit Facility to repay all outstanding amounts under the Corporation's prior secured line of credit with Paine Webber Real Estate. No prepayment penalties are required under the Revolving Credit Facility. Certain of the Underwriters are Lenders under the Revolving Credit Facility. See "Underwriting."

  Pending the use described above, the net proceeds will be invested in interest-bearing accounts and short-term, interest-bearing securities, which are consistent with the Corporation's intention to qualify for taxation as a REIT. Such investments may include, for example, government and government agency securities, certificates of deposit, interest-bearing bank deposits and mortgage loan participations.

          PRICE RANGE OF PAIRED COMMON STOCK AND DISTRIBUTION HISTORY

  The Paired Common Stock trades on the NYSE under the symbol "PAH." On July 28, 1997, the last reported sale price per share of Paired Common Stock on the NYSE was $24.06.

  On July 1, 1997, the Corporation merged with Patriot, with the Corporation as the surviving company. The Merger was accounted for as a reverse acquisition and, consequently, the historical financial information of Patriot became the historical financial information of the Corporation. The following table sets forth (i) the quarterly high and low closing sale prices per share as reported on the NYSE of Patriot common stock from September 27, 1995 (the date Patriot's shares began trading on the NYSE) through July 1, 1997, and the distributions paid by Patriot with respect to each such period and (ii) the quarterly high and low closing sale prices per share of Paired Common Stock as reported on the NYSE from July 2, 1997. The sales prices and distributions in the table through July 1, 1997 have been adjusted to reflect Patriot's 2 for 1 stock split in March 1997 and the sales prices subsequent to July 1, 1997 have been adjusted to reflect the Companies' July 1997 92.7% stock dividend.

                                                                     CASH
                                                                 DISTRIBUTIONS
                                                                   DECLARED
          QUARTER ENDED                             HIGH   LOW     PER SHARE
          -------------                             ----   ---   -------------
   September 30, 1995 (from September 27, 1995)... $12.81 $12.38        N/A
   December 31, 1995.............................. $12.88 $11.75    $0.24
   March 31, 1996................................. $14.38 $12.94    $0.24
   June 30, 1996.................................. $14.81 $13.38    $0.24
   September 30, 1996............................. $16.81 $14.06    $0.24
   December 31, 1996.............................. $21.75 $16.31    $0.2625
   March 31, 1997................................. $26.38 $20.75    $0.2625
   June 30, 1997.................................. $25.50 $20.25    $0.3225(1)
   September 30, 1997 (through July 28, 1997)..... $24.91 $23.36        N/A

--------
(1) Includes $0.06 per share special dividend paid in connection with the Merger.

  Future distributions by the Companies will be at the discretion of their respective Board of Directors and will depend on each of the Companies' financial condition, its capital requirements, the annual distribution requirements (in the case of the Corporation) under the REIT provisions of the Code and such other factors as the respective Board of Directors deems relevant. There can be no assurance that any such distributions will be made by the Companies.

  The Companies have declared and paid a stock split in the form of a 92.7% stock dividend to stockholders of record on July 15, 1997. The mailing date for certificates representing shares issued in the stock dividend was July 25, 1997. Purchasers of Paired Common Stock in the Offering will not be entitled to receive this stock dividend. The 92.7% stock dividend is intended to cause the Paired Common Stock to trade on the same basis as Patriot's shares traded prior to completion of the Merger. For the purpose of price comparisons, the stock dividend effectively creates a 1 to 1 exchange ratio between pre-Merger Patriot shares and post-Merger shares of Paired Common Stock.

  Distribution by the Companies to the extent of their current and accumulated earnings and profits for federal income tax purposes generally will be taxable to stockholders as ordinary dividend income. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable reduction of the stockholder's basis in its shares of Paired Common Stock to the extent thereof, and thereafter as taxable gain. Distributions that are treated as a reduction of the stockholder's basis in its shares of Paired Common Stock will have the effect of deferring taxation until the sale of the stockholder's shares.

  The Companies currently intend to implement a dividend reinvestment and stock purchase program under which holders of Paired Common Stock may elect automatically to reinvest dividends and make additional investments in shares of Paired Common Stock. If a dividend reinvestment and stock purchase program is implemented, the Companies may, from time to time, repurchase Paired Common Stock in the open market for purposes of fulfilling their obligations under the program, or may elect to issue additional shares of Paired Common Stock.

                                CAPITALIZATION

  The following table sets forth the capitalization of Patriot as of March 31, 1997 on an historical basis and of the Companies on a pro forma combined basis assuming (i) completion of the Merger, (ii) completion of the Offering and the use of the proceeds from the Offering as described in "Use of Proceeds", and
(iii) completion of the proposed Wyndham Transactions.

                                                 COMPANIES PRO FORMA
                                        ----------------------------------------
                                                                MERGER, OFFERING
                             PATRIOT                MERGER AND    AND WYNDHAM
                          HISTORICAL(5)   MERGER     OFFERING   TRANSACTIONS(6)
                          ------------- ----------  ----------  ----------------
                                  (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Line of credit and mort-
 gage debt(1)(2)........   $  466,712   $  466,712  $  524,654     $1,049,268
Minority interest.......      141,036      141,036     141,036        141,036
Shareholders' equity:
  Preferred Stock, no
   par value, 20,000,000
   paired shares
   authorized ($.01 par
   value, 100,000,000
   paired shares
   authorized upon
   Merger), no paired
   shares issued or
   outstanding..........          --           --          --             --
  Excess Stock, $.01 par
   value, 750,000,000
   paired shares
   authorized upon
   Merger, no paired
   shares issued or
   outstanding..........          --           --          --             --
  Common Stock, no par
   value, 200,000,000
   paired shares
   authorized ($.01 par
   value, 650,000,000
   paired shares
   authorized upon
   Merger)(3)(4)........          --           573         757          1,042
  Paid-in capital.......      457,178      646,792     855,585      1,480,130
  Unearned executive
   compensation net of
   accumulated
   amortization.........      (16,261)     (16,261)    (16,261)       (16,261)
  Unrealized gain from
   exchange loss........          --           --          --             (33)
  Notes receivable from
   stockholders.........          --           --          --         (16,639)
  Receivables from
   affiliates...........          --           --          --          (1,255)
  Retained earnings.....         (301)        (301)       (301)       (16,301)
                           ----------   ----------  ----------     ----------
Total shareholders' eq-
 uity...................      440,616      630,803     839,780      1,430,683
                           ----------   ----------  ----------     ----------
Total capitalization....   $1,048,364   $1,238,551  $1,505,470     $2,620,987
                           ==========   ==========  ==========     ==========

(1) Pro forma line of credit and mortgage debt outstanding after the Offering and after the Offering and completion of the Wyndham Transactions reflects additional debt of approximately $267 million incurred or assumed by the Companies from April 1, 1997 through July 28, 1997. Pro forma line of credit and mortgage debt outstanding after the Offering and completion of the Wyndham Transactions also includes debt assumed to be incurred to pay fees and costs associated with the Wyndham Transactions.
(2) The Corporation has made or acquired mortgage loans aggregating $103 million under which partnerships affiliated with the members of CHC Lease Partners are the borrowers (see "Recent Developments--Hotel Loans"). Pro forma line of credit and mortgage debt outstanding after the Offering includes such mortgage loans.
(3) Shares issued and outstanding for Patriot historical were 44,093,496. Pro forma shares of Paired Common Stock outstanding following the Merger are 55,357,758. Pro forma shares of Paired Common Stock outstanding after the Offering and completion of the Wyndham Transactions are 64,557,758 and 92,023,289, respectively. See Note (6).
(4) Shares issued and outstanding excludes 8,211,853 shares issuable, at the option of the Companies, upon redemption of Units.
(5) The Merger was accounted for as a reverse acquisition and, consequently, the historical financial information reflects the historical financial information of Patriot.
(6) The pro forma balances assume all outstanding Wyndham Common Stock is exchanged only for shares of Paired Common Stock in the Wyndham Acquisition.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following summary of certain federal income tax considerations is based on current law, is for general information only, and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, tax exempt organizations, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws. Further, the following summary assumes that the Paired Common Stock is held as a capital asset and is not purchased as part of a straddle, hedging or integrated transaction. In addition, this section does not discuss foreign, state or local taxation.

  This discussion does not address the taxation of the Corporation or the impact on the Corporation of its election to be taxed as a REIT. Such matters are discussed in the accompanying Prospectus under "Federal Income Tax Considerations." Prospective investors should consult, and must depend on, their own tax advisors regarding the state, local, foreign and other tax consequences of holding and disposing of Paired Common Stock.

SEPARATE TAXATION

  Notwithstanding that Paired Common Stock may only be transferred as a unit, holders of paired shares will be treated for U.S. federal income tax purposes as holding equal numbers of shares of REIT Common Stock and of Operating Company Common Stock. The tax treatment of distributions to stockholders and of any gain or loss upon sale or other disposition of the paired shares (as well as the amount of gain or loss) must therefore be determined separately with respect to each share of REIT Common Stock and each share of Operating Company Common Stock contained within each paired share. The tax basis and holding period for each share of REIT Common Stock and each share of Operating Company Common Stock also must be determined separately. Upon a taxable sale of a paired share, the amount realized should be allocated between REIT Common Stock and the Operating Company Common Stock based on their then relative fair market values.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

  As used herein, the term "U.S. Stockholder" means a holder of paired shares that for United States federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust and (v) is not an entity that has a special status under the Code (such as a tax-exempt organization).

  As long as the Corporation qualifies as a REIT, distributions made to the Corporation's taxable U.S. Stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. Stockholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Corporation's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his REIT Common Stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income and capital gain dividends are not eligible for the dividends received deduction. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's REIT Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's REIT Common Stock, such distributions will be included in income as long-term capital gain (or short-term capital gain if the REIT Common Stock has been held for one year or less). In addition, any distribution declared by the Corporation in October, November or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Corporation and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by the Corporation during January of the following calendar year.

  Distributions from the Operating Company up to the amount of the Operating Company's current or accumulated earnings and profits will be taken into account by U.S. Stockholders as ordinary income and generally will be eligible for the dividends-received deduction for corporations (subject to certain limitations). Distributions in excess of the Operating Company's current and accumulated earnings and profits will not be taxable to a holder to the extent that they do not exceed the adjusted basis of the holder's Operating Company Common Stock, but rather will reduce the adjusted basis of such Operating Company Common Stock. To the extent that such distributions exceed the adjusted basis of a holder's Operating Company Common Stock they will be included in income as long-term capital gain (or short-term capital gain if the stock has been held for one year or less).

  Taxable distributions from the Corporation or the Operating Company and gain or loss from the disposition of shares of REIT Common Stock and Operating Company Common Stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any passive activity losses (such as losses from certain types of limited partnerships in which the stockholder is a limited partner) against such income. In addition, taxable distributions from the Corporation or the Operating Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of paired shares of REIT Common Stock and Operating Company Common Stock (or distributions from either company treated as such) will be treated as investment income only if the stockholder so elects, in which case such capital gains will be taxed at ordinary income rates. The Corporation and the Operating Company will notify stockholders after the close of their taxable years as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and (in the case of the Corporation) capital gain. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Corporation or of the Operating Company.

TAXATION OF STOCKHOLDERS ON THE DISPOSITION OF PAIRED SHARES

  In general, any gain or loss realized upon a taxable disposition of paired shares of REIT Common Stock and Operating Company Common Stock by a stockholder will be treated as long-term capital gain or loss if the paired shares of REIT Common Stock and Operating Company Common Stock have been held for more than one year and otherwise as short-term capital gain or loss. In addition, any loss upon a sale or exchange of REIT Common Stock by a stockholder who has held such stock for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from the Corporation required to be treated by such stockholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of paired shares of REIT Common Stock and Operating Company Common Stock may be disallowed if other paired shares of REIT Common Stock and Operating Company Common Stock are purchased within 30 days before or after the disposition.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

  The Corporation and the Operating Company will each report to their U.S. Stockholders and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide the Corporation and the Operating Company with his correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service (the "IRS"). Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, the Corporation may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their nonforeign status to the Corporation. The IRS issued proposed regulations in April 1996 regarding the backup withholding rules. These proposed regulations would alter the current system of backup withholding compliance with respect to payments made after December 1997.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

  Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. They are, however, subject to taxation on their "unrelated business taxable income" as defined in Section 512(a)(1) of the Code ("UBTI"). While many investments in real estate generate UBTI, amounts distributed by the Corporation to Exempt Organizations generally should not constitute UBTI, nor should dividends paid by the Operating Company generally constitute UBTI. However, if an Exempt Organization finances its acquisition of paired shares with debt, a portion of its income from and gain on disposition of its interests in the Corporation and the Operating Company will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code Section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from and gain on disposition of its interests in the Corporation and the Operating Company as UBTI.

                                 UNDERWRITING

  Subject to the terms and conditions in the underwriting agreement (the "Underwriting Agreement"), the Companies have agreed to sell to each of the Underwriters named below and each of such Underwriters, has severally agreed to purchase from the Companies, the respective number of shares of Paired Common Stock set forth opposite their names. Pursuant to the terms of the Underwriting Agreement, the Underwriters are obligated to purchase all such shares of Paired Common Stock if any are purchased.

                                                                     NUMBER OF
                                                                     SHARES OF
                                                                       PAIRED
UNDERWRITER                                                         COMMON STOCK
-----------                                                         ------------
PaineWebber Incorporated...........................................  2,300,000
Goldman, Sachs & Co................................................  2,300,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated.................  2,300,000
Smith Barney Inc...................................................  2,300,000
                                                                     ---------
  Total............................................................  9,200,000
                                                                     =========

  The Underwriters have advised the Companies that the Underwriters propose to offer the Paired Common Stock to the public at the Offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $0.70 per share of Paired Common Stock. The Underwriters may allow, and such dealers may re-allow, a discount not in excess of $0.10 per share of Paired Common Stock on sales to certain other brokers and dealers. After the Offering, the Offering price, concession and discount may be changed.

  The Companies have granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to 1,380,000 additional shares of Paired Common Stock to cover over-allotments, if any, at the Offering price, less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Paired Common Stock to be purchased by it shown in the foregoing table bears to the Paired Common Stock initially offered hereby.

  In the Underwriting Agreement, the Companies have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Companies have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Paired Common Stock, or any securities convertible into, or exercisable, exchangeable or redeemable for, shares of Paired Common Stock for a period of 90 days from the date hereof, without the prior consent of PaineWebber Incorporated.

  The Underwriters do not intend to exercise discretion in confirming sales to any account over which they otherwise have discretionary authority.

  The Paired Common Stock is traded on the NYSE under the symbol "PAH."

  In connection with the Offering, the rules of the Securities and Exchange Commission permit the Underwriters to engage in certain transactions that stabilize the price of the Paired Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Paired Common Stock.

  If the Underwriters create a short position in the Paired Common Stock in connection with the Offering, i.e., if they sell more shares of Paired Common Stock than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Paired Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  PaineWebber Incorporated, on behalf of the Underwriters, may also impose a penalty bid on certain of the Underwriters. This means that if PaineWebber Incorporated, on behalf of the Underwriters, purchases shares of Paired Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Paired Common Stock, it may reclaim the amount of the selling concession from the Underwriters who sold those shares as part of the Offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  Neither the Companies nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Paired Common Stock. In addition, neither the Companies nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Each of the Underwriters or its affiliates in the ordinary course of its business provides or may provide financial advisory and investment banking services to the Companies and certain of their affiliates. In connection with the Wyndham Transactions, PaineWebber is acting as financial advisor to the Companies, Smith Barney Inc. is acting as financial advisor to Wyndham, and Merrill Lynch & Co. ("Merrill Lynch") is acting as financial advisor to the Special Committee of the Board of the Directors of Wyndham.

  Paine Webber Real Estate is one of the arrangers, an affiliate of Merrill Lynch is a co-arranger, and Paine Webber Real Estate and an affiliate of Merrill Lynch are lenders under the Revolving Credit Facility, a portion of the outstanding loans under which will be repaid with the proceeds of the Offering. On the date hereof, Paine Webber Real Estate and the Merrill Lynch affiliate each hold 20% of the commitments under the Revolving Credit Facility. The Offering is being made in compliance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers. See "Use of Proceeds." A PaineWebber affiliate owns the land on which the Racecourse is situated, which it leases to the Corporation. See "Recent Developments-- PaineWebber Land Sale." In addition, PaineWebber or its affiliates in the ordinary course of its business has provided from time to time and may in the future provide financing to the Companies and their affiliates.

                                 LEGAL MATTERS

  Certain legal matters will be passed upon for the Companies by Goodwin, Procter & Hoar LLP, Boston, Massachusetts, a limited liability partnership including professional corporations, as corporate, securities and tax counsel to the Companies. Akin, Gump, Strauss, Hauer & Feld, L.L.P., Dallas, Texas and Washington, D.C., has advised the Companies on certain real estate matters. Thomas S. Foley, a director of the Corporation, is a partner in Akin, Gump, Strauss, Hauer & Feld, L.L.P. Certain legal matters will be passed upon for the Underwriters by White & Case, New York, New York. Goodwin, Procter & Hoar llp and White & Case may rely on Hunton & Williams, Richmond, Virginia as to certain matters of Virginia law.

                                 $475,000,000

                      PATRIOT AMERICAN HOSPITALITY, INC.

                                 COMMON STOCK
                                PREFERRED STOCK

                                  $25,000,000

                PATRIOT AMERICAN HOSPITALITY OPERATING COMPANY

                                 COMMON STOCK
                                PREFERRED STOCK

  Patriot American Hospitality, Inc. (the "REIT" or the "Corporation") and Patriot American Hospitality Operating Company (the "Operating Company", and, together with the REIT, the "Companies"), may offer from time to time (i) shares of common stock, $.01 par value, of the REIT ("REIT Common Stock") and shares of common stock, $.01 par value, of the Operating Company ("Operating Company Common Stock") which are "paired" and trade as units consisting of one share of REIT Common Stock and one share of Operating Company Common Stock (the "Paired Common Stock"); and (ii) one or more series of shares of preferred stock, $.01 par value, of the REIT ("REIT Preferred Stock") and shares of preferred stock, $.01 par value, of the Operating Company ("Operating Company Preferred Stock," and collectively with REIT Preferred Stock, the "Preferred Stock") which may be, but are not required to be "paired." The Preferred Stock and the Paired Common Stock (collectively, the "Securities") may be offered separately or together, in separate series, in amounts, at prices and on terms, all to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement"). Of the $500,000,000 aggregate public offering price of Securities, up to $475,000,000 will be offered by the REIT and up to $25,000,000 will be offered by the Operating Company.

  The specific terms of the Securities for which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Preferred Stock, the specific designations and stated value per share, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; and (ii) in the case of Paired Common Stock, any public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be consistent with the REIT's Certificate of Incorporation as then in effect and/or the Operating Company's Certificate of Incorporation as then in effect, as the case may be, or otherwise appropriate to preserve the status of the REIT as a real estate investment trust for federal income tax purposes. See "Restrictions on Transfers of Capital Stock."

  The applicable Prospectus Supplement will also contain information, where appropriate, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

  The Securities may be offered by the Companies directly to one or more purchasers, through agents designated from time to time by the Companies or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                 THE DATE OF THIS PROSPECTUS IS JULY 18, 1997

                             AVAILABLE INFORMATION

  The Companies have filed with the Securities and Exchange Commission (the "SEC" or "Commission") a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including exhibits thereto, may be inspected and copies obtained from the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Companies file information electronically with the Commission, and the Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants (including the Companies) that file electronically with the Commission. The address of the Commission's Web Site is (http://www.sec.gov).

  The Companies are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, reports, proxy and information statements and other information concerning the Companies can be inspected at the offices of the New York Stock Exchange ("NYSE"), 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents are incorporated herein by reference:

REIT AND OPERATING COMPANY

  1. Current Reports on Form 8-K of Patriot American Hospitality, Inc. and Patriot American Hospitality Operating Company dated July 1, 1997 (Nos. 001-09319 and 001-09320 filed July 15, 1997), July 15, 1997 (Nos. 001-09319 and
001-09320 filed July 21, 1997) and July 22, 1997 (Nos. 001-09319 and 001-09320
filed July 22, 1997) and

  2. The description of the paired shares of REIT Common Stock and Operating Company Common Stock contained or incorporated by reference in the REIT's and the Operating Company's Registration Statement on Form 8-A (Nos. 001-09319, 001-09320), including any amendments thereto.

CALIFORNIA JOCKEY CLUB AND BAY MEADOWS OPERATING COMPANY

  1. Annual Report on Form 10-K of California Jockey Club and Bay Meadows Operating Company (Nos. 001-09319, 001-09320) for the fiscal year ended December 31, 1996;

  2. Current Reports on Form 8-K of California Jockey Club and Bay Meadows Operating Company dated (i) February 24, 1997 (Nos. 001-09319, 001-09320 filed March 3, 1997) and (ii) May 28, 1997 (Nos. 001-09319, 001-09320 filed June 5,
1997);

  3. Quarterly Report on Form 10-Q of California Jockey Club and Bay Meadows Operating Company (Nos. 001-09319, 001-09320) for the fiscal quarter ended March 31, 1997; and

  4. Quarterly Report on Form 10-Q/A of California Jockey Club and Bay Meadows Operating Company (Nos. 001-09319, 001-09320) for the fiscal quarter ended March 31, 1997 (filed May 16, 1997).

PATRIOT AMERICAN HOSPITALITY, INC. (PATRIOT)

  1. Annual Report on Form 10-K of Patriot American Hospitality, Inc., (No. 001-13898) for the fiscal year ended December 31, 1996;

  2. Current Reports on Form 8-K of Patriot American Hospitality, Inc., dated:
(i) April 2, 1996, as amended (No. 001-13898 filed April 17, 1996 and June 14,
1996) reporting the acquisition of certain assets, (ii) December 5, 1996 (No. 001-13898 filed December 5, 1996) reporting the acquisition of certain assets,
(iii) January 16, 1997, as amended (No. 001-13898 filed January 31, 1997, February 21, 1997, April 8, 1997, April 9, 1997 and May 19, 1997), reporting the consummation of the acquisition of Carefree Resorts Corporation and Resorts Limited Partnership and certain other assets, (iv) February 24, 1997 (No. 001-13898 filed March 3, 1997) reporting the execution of a merger agreement between Patriot and California Jockey Club and (v) April 14, 1997, as amended (No. 001-13898 filed April 17, 1997 and April 18, 1997), reporting the execution of a merger agreement between Patriot and Wyndham Hotel Corporation and the related stock purchase agreement and the execution of agreements with partnerships affiliated with members of the Trammell Crow family providing for the acquisition by the REIT of 11 full- service Wynham-branded hotels; and

  3. Quarterly Report on Form 10-Q of Patriot American Hospitality, Inc. (No. 001-13898) as of and for the fiscal quarter ended March 31, 1997.

  All other documents filed with the Commission by the REIT or the Operating Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities are to be incorporated herein by reference and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  ANY PERSON RECEIVING A COPY OF THIS PROSPECTUS MAY OBTAIN, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, EXCEPT FOR THE EXHIBITS TO SUCH DOCUMENTS. WRITTEN REQUESTS SHOULD BE MAILED TO 3030 LBJ FREEWAY, SUITE 1500, DALLAS, TX 75234, ATTENTION:
SHAREHOLDER RELATIONS (TELEPHONE NO. 972-888-8000).

                                 THE COMPANIES

RECENT DEVELOPMENTS

  On July 1, 1997, the REIT (formerly known as California Jockey Club, "Cal Jockey") merged (the "Merger") with Patriot American Hospitality, Inc., a Virginia corporation ("Patriot"), with the REIT being the surviving corporation. Upon completion of the Merger, the REIT and the Operating Company (formerly known as Bay Meadows Operating Company, "Bay Meadows") were the surviving entities, each with a limited partnership subsidiary which holds substantially all of its assets and conducts substantially all of its operations. Following the Merger, the surviving entities have continued the operations of Patriot, the REIT and the Operating Company.

THE REIT

  The REIT is a self-administered real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"). The REIT owns interests in a portfolio of hotels which are diversified by franchise or brand affiliation, including Marriott(R), Crowne Plaza(R), Radisson, Hilton(R), Four Points by Sheraton(R), Holiday Inn(R), WyndhamSM, Wyndham Garden(R), WestCoast(R), Doubletree(R), Embassy Suites(R), Hampton Inn(R), Registry(R), Carefree(R) and Grand Heritage(R) and serve primarily major U.S. business centers, including Atlanta, Boston, Chicago, Cleveland, Dallas, Denver, Houston, Miami, San Francisco and Seattle. In addition to hotels catering primarily to business travelers, the REIT's portfolio also includes world-class resort hotels in Scottsdale and Tucson, Arizona, Carmel, California and Telluride, Colorado and prominent hotels in major tourist destinations, including Fort Lauderdale, Florida, New Orleans, San Antonio and San Diego. The REIT also leases approximately 174 acres of land in San Mateo, California on which the Bay Meadows Racecourse (the "Racecourse") is situated.

  The REIT conducts substantially all of its operations through Patriot American Hospitality Partnership, L.P., a Virginia partnership (the "Realty Partnership"), which owns, directly and through its subsidiaries, the REIT's interests in each of its hotels. Through its wholly-owned subsidiaries, PAH GP, Inc. and PAH, LP, Inc., the REIT owns the sole general partnership interest and its limited partnership interest in the Realty Partnership.

  Since 1983, the shares of REIT Common Stock have been paired and have traded together with the shares of Operating Company Common Stock as a single unit pursuant to a stock pairing agreement. The terms of the pairing agreement are set forth in the Pairing Agreement dated as of February 17, 1983 and amended from time to time thereafter, by and between the REIT and the Operating Company.

  The REIT's principal executive offices are located at 3030 LBJ Freeway, Suite 1500, Dallas, Texas 75234 and its telephone number at that location is
(972) 888-8000.

THE OPERATING COMPANY

  The Corporation currently leases six hotels purchased subsequent to the Merger to the Operating Company.

  The Operating Company is also engaged in the business of conducting and offering pari-mutuel wagering (meaning that individuals wager against each other and not against the operator of the facility) on thoroughbred horse racing at the Racecourse. In addition to live horse racing at the Racecourse, the Operating Company simulcasts its horse races to as many as 31 sites in California and as many as 450 sites in the remainder of the world. Additionally, the Operating Company acts as an off-track wagering facility, allowing patrons to wager on horse races at other tracks, even when live horse racing is not being conducted at the Racecourse, by accepting simulcasts of horse races conducted throughout the United States, Canada, Mexico, Australia and Hong Kong. The Operating Company generates revenues from commissions on pari-mutuel wagering, admissions, parking, program sales and the food and beverage concessions at the Racecourse. As described above, shares of Operating Company Common Stock are paired and trade together with the shares of REIT Common Stock as a single unit on the NYSE pursuant to the Pairing Agreement.

  The Operating Company's principal executive offices are located at 3030 LBJ Freeway, Suite 1500, Dallas, Texas 75234 and its telephone number at that location is (972) 888-8000.

                                USE OF PROCEEDS

  Unless otherwise described in the applicable Prospectus Supplement, the Companies intend to apply the net proceeds from the sale of Securities to general corporate and working capital purposes, including, without limitation, repayment of indebtedness, investment in new properties and maintenance of currently owned properties.

                      RATIOS OF EARNINGS TO FIXED CHARGES

CAL JOCKEY AND BAY MEADOWS

  The following table sets forth the historical consolidated ratios of earnings to fixed charges for California Jockey Club and Bay Meadows Operating Company for the periods shown:

                                                     YEAR ENDED DECEMBER 31,
                              THREE MONTHS ENDED --------------------------------
                                MARCH 31, 1997   1996   1995   1994  1993   1992
                              ------------------ ----  ------ ------ ----- ------
Ratio........................       76.84x        (a)  84.20x 55.09x 8.49x 20.52x

--------
(a) Earnings were insufficient to cover fixed charges by $501,000.

PATRIOT

  The following table sets forth the historical consolidated ratios of earnings to fixed charges for Patriot for the periods shown:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                THREE MONTHS ENDED -------------
                                                  MARCH 31, 1997   1996  1995(A)
                                                ------------------ ----- -------
Ratio..........................................       2.75x        7.00x 80.37x

--------
(a) Patriot commenced operations on October 2, 1995.

  The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations plus fixed charges. Fixed charges consist of interest expense and the amortization of debt issuance costs. To date, the Companies have not issued any Preferred Stock; therefore, the ratios of earnings to combined fixed charges and Preferred Stock dividend requirements are the same as the ratios of earnings to fixed charges presented above.

                         DESCRIPTION OF CAPITAL STOCK

  The Amended and Restated Certificate of Incorporation of the REIT (the "REIT Charter"), authorizes the REIT to issue up to 1.5 billion shares of capital stock, consisting of (i) 650 million shares of REIT Common Stock, (ii) 100 million shares of REIT Preferred Stock, and (iii) 750 million shares of excess stock, $.01 par value (the "Excess Stock"). The REIT Charter grants the REIT Board of Directors the power to create and authorize the issuance of REIT Preferred Stock in one or more series, having such voting rights, such rights to dividends and distributions and rights in liquidation, such conversion, exchange and redemption rights and such designations, preferences and participations and such other limitations and restrictions as are not prohibited by the REIT Charter or applicable law as are specified by the REIT Board of Directors in its discretion. As of July 28, 1997, the REIT Board of Directors had not created or authorized any class or series of REIT Preferred Stock and no shares of Excess Stock were outstanding.

  The Amended and Restated Certificate of Incorporation of the Operating Company (the "Operating Company Charter") currently authorizes the Operating Company to issue up to 1.5 billion shares of capital stock, consisting of (i) 650 million shares of Operating Company Common Stock, (ii) 100 million shares of Operating Company Preferred Stock, and (iii) 750 million shares of Excess Stock. The Operating Company Charter grants the Operating Company Board of Directors the power to create and authorize the issuance of Operating Company Preferred Stock in one or more series, having such voting rights, such rights to dividends and distributions and rights in liquidation, such conversion, exchange and redemption rights and such designations, preferences and participations and such other limitations and restrictions as are not prohibited by the Operating Company Charter or applicable law as are specified by the Operating Company Board of Directors in its discretion. As of July 28, 1997, the Operating Company Board of Directors had not created or authorized any class or series of Operating Company Preferred Stock and no shares of Excess Stock were outstanding.

  Under the Pairing Agreement, shares of Paired Common Stock and shares of Preferred Stock of either the REIT or the Operating Company that are convertible into shares of Paired Common Stock shall not be transferrable or transferred on the books of the REIT or the Operating Company unless a simultaneous transfer is made by the same transferor to the same transferee of an equal number of shares of that same class or series of common stock or Preferred Stock of the other company. Neither the REIT nor the Operating Company may issue shares of REIT Common Stock and Operating Company Common Stock, as the case may be, or shares of Preferred Stock that are convertible into shares of Paired Common Stock unless provision has been made for the simultaneous issuance or transfer to the same person of the same number of shares of that same class or series of common stock or Preferred Stock of the other company and for the pairing of such shares. Each certificate issued for paired shares of REIT Common Stock and Operating Company Common Stock must be issued "back-to-back" with a certificate evidencing the same number of shares of the other company. Each certificate must bear a conspicuous legend on its face referring to the restrictions on ownership and transfer under the Bylaws of each Company.

  In addition, neither the REIT nor the Operating Company may declare a stock dividend, issue any rights or warrants or otherwise reclassify shares unless the other company simultaneously takes the same or equivalent action.

                        DESCRIPTION OF PREFERRED STOCK

  The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the REIT Charter and the Operating Company Charter (collectively the "Charters") and any applicable amendment to the REIT Charter or the Operating Company Charter designating terms of a series of Preferred Stock (a "Designating Amendment").

  With the exception of Preferred Stock that is convertible into Paired Common Stock, the REIT may authorize and issue REIT Preferred Stock without the issuance by the Operating Company of corresponding shares, and the Operating Company may authorize and issue Operating Company Preferred Stock without the issuance by the REIT of corresponding shares. Furthermore, the Pairing Agreement does not limit the power of the Board of Directors of each of the REIT and the Operating Company to independently determine the rights, preferences and restrictions of such shares.

  Subject to the limitations prescribed by the REIT Charter and the Operating Company Charter, respectively, the Board of Directors of each of the REIT and the Operating Company is authorized to provide for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares in each series and to fix the designations, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof. The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. Because the Board of Directors of each of the REIT and the Operating Company has the power to establish the preferences and rights of each class or series of Preferred Stock, the Board of Directors of each of the REIT and the Operating Company may afford the holders of any series or class of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of shares of Paired Common Stock.

TERMS

  Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

     (1) The title and stated value of such Preferred Stock and whether such Preferred Stock is paired;

     (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

     (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

     (4) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

     (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

     (6) The provision for a sinking fund, if any, for such Preferred Stock;

     (7) The provision for redemption, if applicable, of such Preferred
  Stock;

     (8) Any listing of such Preferred Stock on any securities exchange;

     (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Paired Common Stock, including the conversion price or rate (or manner of calculation thereof);

    (10) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

    (11) A discussion of federal income tax considerations applicable to such Preferred Stock;

    (12) The relative ranking and preference of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the REIT or the Operating Company, respectively;

    (13) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the REIT or the Operating Company, respectively; and

    (14) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the REIT as a real estate investment trust.

RANK

  Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the REIT or the Operating Company, as the case may be, rank
(i) senior to all classes or series of Paired Common Stock, and to all equity securities ranking junior to such Preferred Stock, (ii) on a parity with all equity securities issued by the REIT or the Operating Company, respectively, the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock and (iii) junior to all equity securities issued by the REIT or the Operating Company, respectively, the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

  Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the REIT or the Board of Directors of the Operating Company, as the case may be, out of the respective assets of the REIT or the Operating Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the REIT or the Operating Company, as the case may be, on such record dates as shall be fixed by the Board of Directors of the REIT or the Board of Directors of the Operating Company, as the case may be.

  Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the REIT or the Board of Directors of the Operating Company, as the case may be, fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non-cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the REIT or the Operating Company, as the case may be, will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

  If Preferred Stock of any series is outstanding, no dividends will be declared or paid or set apart for payment on any capital stock of the REIT or the Operating Company, as the case may be, of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall, in all cases, bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

  Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, no dividends (other than of shares of Paired Common Stock or other shares of capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Paired Common Stock, or any other capital stock of the REIT or the Operating Company, as the case may be, ranking junior to or on a parity with the Preferred Stock of such series as to dividends and upon liquidation, nor shall any shares of Paired Common Stock, or any other shares of capital stock of the REIT or the Operating Company, as the case may be, ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the REIT or the Operating Company, as the case may be, (except by conversion into or exchange for other capital stock of the REIT or the Operating Company, as the case may be, ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

  Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividends due with respect to shares of such series which remain payable.

REDEMPTION

  If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of the REIT or the Operating Company, as the case may be, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

  The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the REIT or the Operating Company, as the case may be, in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of shares of capital stock of the REIT or the Operating Company, as the case may be, the terms of such Preferred Stock may provide that, if no such shares of capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable shares of capital stock of the REIT or the Operating Company, as the case may be, pursuant to conversion provisions specified in the applicable Prospectus Supplement.

  Notwithstanding the foregoing, unless (i) if a series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of such series of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period and
(ii) if a series of Preferred Stock does not have a cumulative dividend, full dividends on all shares of the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, no shares of such series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the status of the REIT as a real estate investment trust or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of such series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, the REIT or the Operating Company, as the case may be, shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital shares of the REIT or the Operating Company, as the case may be, ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the status of the REIT as a real estate investment trust or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

  If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the REIT or the Operating Company, as the case may be, and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by any other equitable manner determined by the REIT or the Operating Company, as the case may be.

  Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the REIT or the Operating Company, as the case may be. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the REIT or the Operating Company, as the case may be, in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

  Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the REIT or the Operating Company, as the case may be, then, before any distribution or payment shall be made to the holders of any Paired Common Stock or any other class or series of capital stock of the REIT or the Operating Company, as the case may be, ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the REIT or the Operating Company, as the case may be, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the REIT or the Operating Company, as the case may be, legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share, if any, set forth in the applicable Prospectus Supplement, plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid noncumulative dividends for prior dividend periods). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the REIT or the Operating Company, as the case may be. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the REIT or the Operating Company, as the case may be, are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the REIT or the Operating Company, as the case may be, ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the REIT or the Operating Company, as the case may be, shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the REIT or the Operating Company, as the case may be, with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the REIT or the Operating Company, as the case may be, shall not be deemed to constitute a liquidation, dissolution or winding up of the REIT or the Operating Company, as the case may be.

VOTING RIGHTS

  Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

  Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock of a series remain outstanding, the REIT or the Operating Company, as the case may be, will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of such series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class),
(i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking junior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized capital stock of the REIT or the Operating Company, as the case may be, into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares or (ii) amend, alter or repeal the provisions of the REIT Charter or the Operating Company Charter or the Designating Amendment for such series of Preferred Stock, whether by merger, consolidation or otherwise (any such occurrence, an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that, upon the occurrence of an Event, the REIT or the Operating Company, as the case may be, may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock, and provided further that (A) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock or (B) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

  The terms and conditions, if any, upon which any series of Preferred Stock is convertible into Paired Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Paired Common Stock into which the shares of Preferred Stock are convertible, the conversion price or rate (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the REIT or the Operating Company, as the case may be, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

RESTRICTIONS ON OWNERSHIP

  For the REIT to qualify as a real estate investment trust under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the REIT in meeting this requirement, the REIT may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the REIT's outstanding equity securities, including any Preferred Stock of the REIT. Therefore, the Designating Amendment for each series of Preferred Stock of the REIT may contain provisions restricting the ownership and transfer of the Preferred Stock. The applicable Prospectus Supplement will specify any additional ownership limitations relating to a series of Preferred Stock. See "Restrictions on Transfers of Capital Stock."

TRANSFER AGENT

  The transfer agent and registrar for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                      DESCRIPTION OF PAIRED COMMON STOCK

  The following description of the Paired Common Stock sets forth certain general terms and provisions of the Paired Common Stock to which any Prospectus Supplement may relate. The statements below describing the Paired Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the REIT Charter and the Operating Company Charter and the REIT Bylaws and the Operating Company Bylaws.

GENERAL
  The Paired Common Stock is currently listed on the NYSE under the symbol "PAH." As of July 28, 1997, there were 55,417,760 shares of Paired Common Stock outstanding (adjusted to reflect the July 1997 stock dividend). The Paired Common Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

TERMS
  Subject to the preferential rights of any other class or series of stock, holders of shares of Paired Common Stock will be entitled to receive dividends and other distributions in cash, stock or property of the REIT or the Operating Company, as the case may be, as and when authorized and declared by the respective Board of Directors of each company out of assets legally available therefor and to share ratably in the assets of the respective company legally available for distribution to its respective stockholders in the event of its liquidation, dissolution or winding up after payment of, or adequate provision for, all known debts and liabilities of the REIT or the Operating Company, as the case may be.
  Each outstanding share of Paired Common Stock entitles its holder to one vote on all matters submitted to a vote of stockholders, including the election of Directors and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of Paired Common Stock will possess the exclusive voting power.
  Holders of Paired Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of the REIT or the Operating Company.
  Each of the REIT and the Operating Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.
  All shares of Paired Common Stock have equal dividend, distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.
  Pursuant to the Delaware General Corporation Law (the "DGCL"), a merger or consolidation involving either of the REIT or the Operating Company requires the approval of a majority of the outstanding shares of the constituent corporation to the transaction entitled to vote on such a matter.

RESTRICTIONS ON OWNERSHIP
  For the REIT to qualify as a real estate investment trust under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the REIT in meeting this requirement, the REIT and the Operating Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the REIT's or the Operating Company's outstanding equity securities. See "Restrictions on Transfers of Capital Stock."

TRANSFER AGENT
  The transfer agent and registrar for the Paired Common Stock is American Stock Transfer & Trust Company of New York, New York.

                  RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK

  For the REIT to qualify as a real estate investment trust under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (in each case, other than the first such year).

  The Charters provide that no person or entity may Beneficially Own or Constructively Own (as those terms are defined in the Charters) in excess of 9.8% of the outstanding shares of any class or series of the common stock or Preferred Stock (collectively, the "Equity Stock") of the REIT or the Operating Company (the "Ownership Limit"), unless the Ownership Limit is waived by the Board of Directors of the relevant corporation in accordance with the Charters. Any transfer of Equity Stock of the REIT or the Operating Company that would (i) result in any person or entity owning, directly or indirectly, shares of Equity Stock of the REIT or the Operating Company in excess of the Ownership Limit, unless the Ownership Limit is waived by the Board of Directors of the relevant corporation in accordance with the Charters, (ii) result in the capital stock of the REIT being beneficially owned (within the meaning of Section 856(a)(5) of the Code) by fewer than 100 persons within the meaning of Section 856(a)(5) of the Code, (iii) result in the REIT being "closely held" within the meaning of Section 856(h) of the Code or (iv) cause the REIT to own, actually or constructively, 10% or more of the ownership interests in a tenant of the real property of the REIT or a subsidiary of the REIT within the meaning of section 856(d)(2)(B) of the Code, shall be void ab initio, and the intended transferee will acquire no right or interest in such shares of Equity Stock.

  Upon the violation of any of the foregoing transfer restrictions contained in the Charters, that number of shares which violate any of such transfer restrictions shall automatically be converted into an equal number of shares of Excess Stock of the REIT or the Operating Company, as the case may be, and transferred to a trust (a "Trust"). Such shares of Excess Stock held in trust shall remain outstanding shares of stock of the REIT and the Operating Company and shall be held by the trustee of the Trust (the "Trustee") for the benefit of a charitable beneficiary (a "Beneficiary"). In the case of Equity Stock that is paired, upon the conversion of a share of Equity Stock into a share of Excess Stock, the corresponding paired share of that same class or series of Equity Stock of the other company shall simultaneously be converted into a share of Excess Stock; such shares of Excess Stock shall be paired and shall be simultaneously transferred to a Trust. Upon the occurrence of such a conversion of shares of any class or series of Equity Stock into an equal number of shares of Excess Stock, such shares of Equity Stock shall be automatically retired and canceled, without any action required by the Board of Directors of either of the REIT or the Operating Company, and shall thereupon be restored to the status of authorized but unissued shares of the particular class or series of Equity Stock from which such Excess Stock was converted and may be reissued as that particular class or series of Equity Stock. The Trustee and the Beneficiary shall be designated pursuant to the terms of the Pairing Agreement. Each share of Excess Stock shall entitle the holder to the number of votes the holder would have if such share of Excess Stock was a share of Equity Stock of the same class or series from which such Excess Stock was converted, on all matters submitted to a vote at any meeting of stockholders. The Trustee, as record holder of the Excess Stock, shall be entitled to vote all shares of Excess Stock. Each share of Excess Stock shall be entitled to the same dividends and distributions (as to timing and amount) as may be declared by the Board of Directors of the REIT or the Operating Company, as the case may be, as shares of the class or series of Equity Stock from which such Excess Stock was converted. The Trustee of the Trust, as record holder of the shares of the Excess Stock, shall be entitled to receive all dividends and distributions and shall hold such dividends and distributions in trust for the benefit of the Beneficiary of the Trust.

  Pursuant to the Charters, the Trustee shall have the exclusive and absolute right to designate a permitted transferee (a "Permitted Transferee") of any and all shares of Excess Stock if the REIT or the Operating Company or both, in the case of paired shares, fail to exercise its or their option with respect to such shares as described below; provided, however, that (i) the Permitted Transferee so designated purchases for consideration

(whether in a public or private sale) the shares of Excess Stock and (ii) the Permitted Transferee so designated may acquire such shares of Excess Stock without violating any of the aforementioned transfer restrictions and without such acquisition resulting in the exchange of such shares of Equity Stock so acquired for shares of Excess Stock and the transfer of such shares of Excess Stock to a Trust. Upon the designation by the Trustee of a Permitted Transferee, the Trustee shall cause to be transferred to the Permitted Transferee that number of shares of Excess Stock of the REIT or the Operating Company, as the case may be, acquired by the Permitted Transferee. Upon such transfer of the shares of Excess Stock to the Permitted Transferee, such shares of Excess Stock shall be automatically converted into an equal number of shares of Equity Stock of the same class and series from which such Excess Stock was converted. In the case of Equity Stock that is paired, upon the conversion of a share of Excess Stock into a share of Equity Stock of the same class or series from which such Excess Stock was converted, the corresponding paired share of Excess Stock of the other company shall simultaneously be converted into a share of Equity Stock of the same class or series from which such Excess Stock was converted and such shares of Equity Stock shall be paired. Upon the occurrence of such a conversion of shares of Excess Stock into an equal number of shares of Equity Stock, such shares of Excess Stock shall be automatically retired and canceled, without any action required by the Board of Directors of the REIT or the Operating Company, and shall thereupon be restored to the status of authorized but unissued shares of Excess Stock and may be reissued as such. The Trustee shall (i) cause to be recorded on the stock transfer books of the REIT or the Operating Company or both, in the case of paired shares, that the Permitted Transferee is the holder of record of such number of shares of Equity Stock and (ii) distribute to the Beneficiary any and all amounts held with respect to the shares of Excess Stock after making payment to the record holders of the shares of Equity Stock that were converted into Excess Stock (each, a "Prohibited Owner"). If the transfer of shares of Excess Stock to a purported Permitted Transferee shall violate any of the aforementioned transfer restrictions including, without limitation, the Ownership Limit, such transfer shall be void ab initio as to that number of shares of Excess Stock that cause the violation of any such restriction when such shares are converted into shares of Equity Stock and the purported Permitted Transferee shall be deemed to be a Prohibited Owner and shall acquire no rights in such shares of Excess Stock. Such shares of Equity Stock shall be automatically re-converted into Excess Stock and transferred to the Trust from which they were originally sold.

  A Prohibited Owner shall be entitled to receive from the Trustee following the sale or other disposition of such shares of Excess Stock the lesser of (i)
(a) in the case of a purported transfer in which the Prohibited Owner gave value for shares of Equity Stock and which transfer resulted in the conversion of such shares into shares of Excess Stock, the price per share, if any, such Prohibited Owner paid for the shares of Equity Stock and (b) in the case of a non-transfer event or transfer in which the Prohibited Owner did not give value for such shares (e.g., if the shares were received through a gift or devise) and which non-transfer event or transfer, as the case may be, resulted in the conversion of such shares into shares of Excess Stock, the price per share equal to the Market Price (as determined in the manner set forth in the Charters) on the date of such non-transfer event or transfer and (ii) the price per share received by the Trustee from the sale or other disposition of such shares of Excess Stock. Any amounts received by the Trustee in respect of such shares of Excess Stock and in excess of such amounts to be paid the Prohibited Owner shall be distributed to the Beneficiary.

  In addition, shares of Excess Stock shall be deemed to have been offered for sale by a Trust to the REIT or the Operating Company or both, in the case of paired shares, or a designee of such company or companies, at a price per share equal to the lesser of (i) the price per share in the transaction that created such shares of Excess Stock (or, in the case of devise, gift or non-transfer event, the Market Price at the time of such devise, gift or non-transfer event) or (ii) the Market Price on the date either company or both companies, in the case of paired shares, accept such offer. Either company or both companies, in the case of paired shares, shall have the right to accept such offer for a period of 90 days following the later of (a) the date of the non-transfer event or purported transfer which results in such shares of Excess Stock or (b) the date on which either company or both companies, in the case of paired shares, determine in good faith that a transfer or non-transfer event resulting in shares of Excess Stock has previously occurred, if either company or both companies, in the case of paired shares, do not receive a notice of such transfer or non-transfer event. In the case of shares of Excess Stock that are paired, neither the REIT nor the Operating Company shall accept such an offer with respect to its shares of Excess Stock without the agreement of the other company to accept such offer with respect to the corresponding paired shares of its Excess Stock.

  Any person or entity that acquires or attempts to acquire shares of Equity Stock in violation of the aforementioned transfer restrictions, or any person or entity that owned shares of Equity Stock that were transferred to a Trust, shall immediately give written notice to the REIT or the Operating Company or both, in the case of paired shares, of such event and shall provide such other information as the appropriate company or both companies, as the case may be, may request to determine the effect, if any, of such violation, on the REIT's status as a real estate investment trust.

  Each person or entity that is an owner, actually or constructively, of shares of Equity Stock and each person or entity that (including the stockholder of record) is holding shares of Equity Stock for such an owner shall provide to the REIT or the Operating Company or both, in the case of paired shares, a written statement or affidavit stating such information as the appropriate company or both companies, as the case may be, may request to determine the REIT's status as a real estate investment trust and to ensure compliance with the Ownership Limit. In addition, every person or entity that owns of record, actually or constructively, more than 5%, or such lower percentages as required pursuant to regulations under the Code, of the outstanding shares of any class or series of Equity Stock of the REIT or the Operating Company shall, within 30 days after January 1 of each year, provide to the REIT or the Operating Company or both, in the case of paired shares, a written statement or affidavit stating the name and address of such owner, the number of shares of Equity Stock owned, actually or constructively, and a description of how such shares are held.

  All certificates representing shares of Equity Stock shall bear a legend referring to the aforementioned transfer restrictions. The transfer restrictions will continue to apply until the Board of Directors of the REIT determines that it is no longer in the best interests of the REIT to attempt to qualify, or to continue to qualify, as a real estate investment trust.

  The restrictions on transfer contained in the Charters could have the effect of delaying, deferring or preventing the acquisition of control of the REIT and the Operating Company, including certain acquisitions that stockholders might deem to be in their best interest.

                       FEDERAL INCOME TAX CONSIDERATIONS

  The Corporation believes that each of it and Patriot has operated, prior to the Merger, and the Corporation intends to continue to operate following the Merger, in such a manner as to qualify as a REIT under the Code, but no assurance can be given that such companies have and will at all times so qualify.

  The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of the material federal income tax considerations of an investment in the Corporation's and the Operating Company's Securities to the extent those considerations relate to the federal income taxation of the Corporation and the Operating Company. To the extent such considerations relate to the tax treatment of particular Securities, they will be addressed in the applicable Prospectus Supplement. Goodwin, Procter & Hoar LLP has reviewed this summary and is of the opinion that, to the extent that it constitutes matters of law, summaries of legal matters, or legal conclusions, this summary is accurate in all material respects. For the particular provisions that govern the federal income tax treatment of the Corporation and its stockholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in this entirety by such reference.

  The statements in this discussion and the opinions of Goodwin, Procter and Hoar LLP are based on current provisions of the Code, Treasury Regulations, the legislative history of the Code, existing administrative rulings and practices of the Internal Revenue Service (the "IRS"), and judicial decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect that accuracy of any statements in this Prospectus with respect to the transaction entered into or contemplated prior to the effective date of such changes.

  EACH INVESTOR IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE COMPANIES' SECURITIES.

REIT QUALIFICATION OF THE CORPORATION

 General

  If certain detailed conditions imposed by the provisions of the Code are met, entities such as the Corporation and Patriot that invest primarily in real estate and that otherwise would be treated for federal income tax purposes as corporations generally are not taxed at the corporate level on their "real estate investment trust taxable income" that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" on earnings (i.e., taxation at both the corporate and stockholder levels) that ordinarily results from the use of corporations.

  Prior to the consummation of the Merger, the Corporation and Patriot operated in a manner intended to allow each of them to qualify as a REIT. The Corporation intends to operate following the Merger in a manner so that the Corporation will continue to qualify as a REIT. If the Corporation failed to qualify as a REIT in any taxable year, the Corporation would be subject to federal income taxation as if it were a domestic corporation, and the Corporation's stockholders would be taxed in the same manner as stockholders of ordinary corporations. In this event, the Corporation could be subject to potentially significant tax liabilities, and the amount of cash available for distribution to stockholders would be reduced and possibly eliminated. Moreover, the liabilities of the Corporation following the Merger will include any unpaid taxes of Patriot, including taxes resulting if Patriot failed to qualify as REIT for periods prior to the Merger, which also could reduce or eliminate cash available for distribution to the Corporation's stockholders following the Merger. Unless entitled to relief under certain Code provisions, and subject to the discussion below regarding Section 269B(a)(3) of the Code, the Corporation also would be disqualified from re-electing REIT status for the four taxable years following the year during which qualification was lost.

  The Corporation's qualification and taxation as a REIT following the Merger will depend upon the Corporation's continuing ability to meet, through actual operating results, the income and asset requirements, distribution levels, diversity of stock ownership and other requirements for qualification as a REIT under the Code. Counsel will not review the Corporation's compliance with these tests on a continuing basis. Moreover, qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations and the determination of various factual matters and circumstances not entirely within the Corporation's control. The complexity of these provisions is greater in the case of a REIT that owns hotels and leases them to an operating company with which its stock is paired. Accordingly, no assurance can be given that the Corporation will satisfy such tests on a continuing basis. Moreover, the Corporation's ability to qualify as a REIT following the Merger also generally will depend on the qualification of the Corporation and of Patriot as REITs for periods prior to the Merger.

  Goodwin, Procter & Hoar LLP, special tax counsel to the Corporation, has rendered an opinion to the Corporation to the effect that commencing with the taxable year ending December 31, 1983, the Corporation has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and the Corporation's proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. Investors should be aware, however, that opinions of counsel are not binding upon the IRS or any court. Goodwin, Procter & Hoar LLP's opinion is based on various assumptions and is conditioned upon certain representations made by the Corporation and Patriot as to factual matters, including representations regarding the nature of the Corporation's properties, and the future conduct of the Corporation's business. The opinion also assumes that the Merger and related transactions contemplated by the Merger Agreement occurred as contemplated by such documents. Qualification and taxation as a REIT depends upon the Corporation's having met and continuing to meet, through actual annual operating results, the distribution levels, stock ownership, and other various qualification tests imposed under the Code. Goodwin, Procter & Hoar LLP has not reviewed and will not review the Corporation's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of the Corporation's operations for any particular taxable year have satisfied or will satisfy such requirements.

 Paired Shares

  Section 269B(a)(3) of the Code provides that if the shares of a REIT and a non-REIT are paired, then the REIT and the non-REIT shall be treated as one entity for purposes of determining whether either company qualifies as a REIT. If Section 269B(a)(3) applied to the Corporation and the Operating Company, then the Corporation would not be eligible to be taxed as a REIT. Section 269B(a)(3) does not apply, however, if the shares of the REIT and the non-REIT were paired on June 30, 1983 and the REIT was taxable as a REIT on June 30, 1983. As a result of this "grandfathering" rule, Section 269B(a)(3) has not applied to the Corporation and the Operating Company. By its terms, this "grandfathering" rule will continue to apply to the Corporation after the Merger. There are, however, no judicial or administrative authorities interpreting this "grandfathering" rule in the context of a merger or otherwise, and this interpretation, as well as the opinion of Goodwin, Procter & Hoar LLP regarding the Corporation's qualification as a REIT, is based solely on the literal language of the statute. Moreover, no assurance can be given that new legislation will not change these "grandfathering" provisions. In addition, if for any reason the Corporation failed to qualify as a REIT in 1983, the benefit of the "grandfathering" rule would not be available to the Corporation, in which case the Corporation would not qualify as a REIT for any taxable year.

 Potential Reallocation of Income

  Due to the paired share structure, the Corporation, the Operating Company, and their respective subsidiary entities will be controlled by the same interests. As a result, the IRS could, pursuant to Section 482 of the Code, seek to distribute, apportion or allocate gross income, deductions, credits or allowances between or among them if it determines that such distribution, apportionment or allocation is necessary in order to prevent evasion of taxes or to clearly reflect income. The Corporation and the Operating Company believe that all material transactions between them have been negotiated and structured with the intention of achieving an arm's-length result. The Corporation believes that all material transactions between the Corporation and the Operating Company, and among them and/or their subsidiary entities, will be negotiated and structured with the intention of achieving an arm's-length result. If true, the potential application of Section 482 of the Code should not have a material effect on the Corporation or the Operating Company. There can be no assurance, however, that the IRS will not challenge the terms of such transactions, or that such challenge would not be successful.

 Sale of Land by the Corporation

  The agreements governing the Corporation's sales of a stable area (the "Stable Area") and a 5/8 mile training track oval (the "Training Track Area") at the Racecourse and the agreement governing the sale of certain other land to an affiliate of PaineWebber Incorporated (the "PaineWebber Land Sale") provide that the purchasers will cooperate with the Corporation in structuring the transactions as tax-deferred like-kind exchanges. There can be no assurances that the transactions will qualify as tax-deferred like-kind exchanges or that suitable properties for exchange will be located and the exchanges completed within the relatively short time periods allowed by applicable IRS regulations. If the sales cannot be qualified as tax-deferred like-kind exchanges, but the gain qualifies for capital gains treatment, the Corporation can elect to distribute the gain to its stockholders, who would be taxed at applicable capital gains rates. If the proceeds are not distributed, the gain will be taxed to the Corporation at applicable capital gains rates. To the extent that the gain does not qualify for capital gains treatment, the gain will be combined with the Corporation's other taxable income, 95% of which must be distributed each year in order to maintain the Corporation's status as a REIT. There can be no assurance, however, that the Corporation will make any such distribution. Legislative proposals to restrict like-kind exchanges, if enacted with an effective date that included the PaineWebber Land Sale, could adversely affect the Corporation's ability to complete a like-kind exchange, although it is currently anticipated that the new rules would not apply to exchanges made pursuant to binding agreements in place at the time of enactment and thus would not apply to the PaineWebber Land Sale.

  Notwithstanding the foregoing, in the event that any of the property sold by the Corporation in the PaineWebber Land Sale constitutes "dealer property," then the sales thereof would not be eligible for tax-deferred like-kind exchange treatment, the gain would be subject to a 100% tax, and the amount of gain would constitute nonqualifying income that likely would disqualify the Corporation as a REIT; provided that the 100% tax would not apply and the amount of gain would not disqualify the Corporation as a REIT if the sales were eligible for a certain statutory safe harbor (but the gain would have to be distributed to maintain REIT qualification if the properties nonetheless constituted dealer property). Although the Corporation believes that the Stable Area and the Training Track Area do not constitute dealer property, and the Corporation believes that the PaineWebber Land Sale will not constitute a sale of dealer property, whether or not such sales constitute sales of dealer property are factual determinations not susceptible of legal opinion, and the companies are not receiving opinions from counsel on such determinations. Moreover, there can be no assurance that the sales will qualify for the statutory safe harbor referred to above. As a result, the opinion rendered by Goodwin, Procter & Hoar LLP regarding the Corporation's qualification as a REIT necessarily relies on representations from Patriot to the effect that none of the sales constitute sales of dealer property.

 Effects of Compliance with REIT Requirements

  Operating income derived from hotels or a racetrack does not constitute qualifying income under the REIT requirements. Accordingly, all of the Corporation's hotels, other than hotels held by taxable entities in which the Corporation does not hold voting control (currently the Crowne Plaza Ravinia Hotel and the Marriott WindWatch Hotel), have been leased to lessees, and the Corporation will continue to lease such hotels after the Merger. Similarly, the Corporation has subleased the land underlying the Racecourse and leased the related improvements to the Operating Company. Rent derived from such leases will be qualifying income under the REIT requirements, provided several requirements are satisfied. Among other requirements, a lease may not have the effect of giving the Corporation a share of the net income of the lessee, and the amount of personal property leased under the lease must not exceed a defined, low level. The Corporation also may not provide services, other than customary services, to the lessee or their subtenants. In addition, the leases must also qualify as "true" leases for federal income tax purposes (as opposed to service contracts, joint ventures or other types of arrangements). There are, however, no controlling Treasury Regulations, published rulings, or judicial decisions that discuss whether leases similar to these leases constitute "true" leases. Therefore, there can be no complete assurance that the IRS will not successfully assert a contrary position.

  Payments under a lease will not constitute qualifying income for purposes of the REIT requirements if the Corporation owns, directly or indirectly, 10% or more of the ownership interests in the relevant lessee. Constructive ownership rules apply, such that, for instance, the Corporation is deemed to own the assets of stockholders who own 10% or more in value of the stock of the Corporation. The Charters are therefore designed to prevent a stockholder of the Corporation from owning REIT stock or Operating Company stock that would cause the Corporation to own, actually or constructively, 10% or more of the ownership interests in a lessee (including the Operating Company and Patriot American Hospitality Operating Partnership, L.P. (the "Operating Partnership")). Thus, the Corporation should never own, actually or constructively, 10% or more of a lessee. However, because the relevant constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of Paired Shares, and because the charter provisions referred to above may not be effective, no absolute assurance can be given that such transfers, or other events of which the Corporation has no knowledge, will not cause the Corporation to own constructively 10% or more of one or more lessees at some future date.

  In addition to the considerations discussed above, the REIT requirements will impose a number of other restrictions on the operations of the Corporation. For example, net income from sales of property sold to customers in the ordinary course of business (other than inventory acquired by reason of certain foreclosures) is subject to a 100% tax unless eligible for a certain safe harbor. If the gross income subject to the 100% tax, when added to gain from the sale of (i) stock or securities held for less than one year and (ii) real property held for less than four years (with certain exceptions) exceeds 30% of the Corporation's gross income in any taxable year, the Corporation will fail to qualify as a REIT. Minimum distribution requirements also generally require the Corporation to distribute each year at least 95% of its taxable income for the year (excluding any net capital gain). In addition, certain asset tests limit the Corporation's ability to acquire non-real estate assets.

 Tax Aspects of the Corporation's Investment in the Realty Partnership and the Operating Company's Investment in the Operating Partnership

  As a result of the Merger, the Corporation acquired Patriot's general partner and limited partner interests in the Realty Partnership. In addition, the Operating Company will conduct substantially all of its operations following the Merger through the Operating Partnership. The Corporation's interest in the Realty Partnership and the Operating Company's investment in the Operating Partnership involve special tax considerations, including those described below.

 Classification as Publicly Traded Partnership

  Notwithstanding that the Realty Partnership and the Operating Partnership are partnerships rather than associations taxable as corporations, the IRS could allege that the Realty Partnership or the Operating Partnership is a "publicly traded partnership" under Section 7704 of the Code. If such an assertion were successfully made, such partnership would be subject to tax as a corporation under the Code unless certain conditions regarding the nature of its income were satisfied. In the case of the Realty Partnership, taxation as a corporation would disqualify the Corporation as a REIT.

  A partnership is a publicly traded partnership if interests in such partnership are either traded on an established securities market or are "readily tradable on a secondary market (or the substantial equivalent thereof)." A publicly traded partnership is not taxed as a corporation, however, if at least 90% of its gross income for each taxable year consists of certain passive income, including interest, dividends, real property rents, and gains from the sale or other disposition of real property.

  Interests in the Realty Partnership or its subsidiary partnerships have not been traded on an established securities market and no interests in such partnerships will be traded on an established securities market following the Merger and related transactions. Moreover, Patriot believes that, for periods ending on or before the Merger, the Realty Partnership and each subsidiary partnership has qualified and will qualify for a certain safe harbor from treatment as a publicly traded partnership based on the number of partners in such partnerships as well as the 90% qualifying income exemption referred to above. It is currently anticipated that following the Merger, these partnerships will continue to rely on the safe harbor based on the number of their partners and/or the qualifying income exception and that the Operating Partnership will rely on the safe harbor based on the number of its partners. Alternatively, following the Merger, the Realty Partnership Agreement and the Operating Partnership may rely on restrictions on transfers and redemptions to be included in their respective partnership agreements designed to prevent such partnerships being taxed as corporations under Section 7704 of the Code. There can be no assurance, however, that efforts to avoid taxation as a corporation under these provisions will be successful.

 Taxation of Operating Company

  As a "C" corporation under the Code, the Operating Company will be subject to United States federal income tax on its taxable income at corporate rates.

  Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Securities offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Corporation and the Operating Partnership including the possibility of United States income tax withholding on distributions.

                             PLAN OF DISTRIBUTION

  The REIT and the Operating Company may sell Securities through underwriters or dealers, directly to one or more purchasers, through agents or through a combination of any such methods of sale.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

  In connection with the sale of Securities, underwriters or agents may receive compensation from the REIT, the Operating Company or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from the REIT or the Operating Company and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the REIT or the Operating Company will be described, in the applicable Prospectus Supplement.

  Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Paired Common Stock which is listed on the NYSE. Any shares of Paired Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE, subject to official notice of issuance. The REIT or the Operating Company may elect to list any series of Preferred Stock on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Securities.

  Under agreements into which, the REIT or the Operating Company may enter, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the REIT or the Operating Company against certain liabilities, including liabilities under the Securities Act.

  Underwriters, dealers and agents may engage in transactions with, or perform services for, or be tenants of, the REIT or the Operating Company in the ordinary course of business.

  In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                                 LEGAL MATTERS

  Certain legal matters, including the legality of the securities and federal income tax considerations, will be passed upon for the REIT and the Operating Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts.

                                    EXPERTS

  The Separate and Combined Financial Statements of Cal Jockey and Bay Meadows and its subsidiary as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report with respect thereto (which expresses an unqualified opinion and includes an explanatory paragraph relating to a proposed merger and certain disagreements between Cal Jockey and Bay Meadows) and are incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The (a) Consolidated Financial Statements of Patriot as of December 31, 1996 and 1995 and for the year ended December 31, 1996 and the period October 2, 1995 (inception of operations) through December 31, 1995 and the related financial statement schedules, (b) the Combined Financial Statements of the Initial Hotels as of December 31, 1994 and for the year ended December 31, 1994 and the period January 1, 1995 through October 1, 1995, and (c) the Financial Statements of NorthCoast Hotels, L.L.C. as of December 31, 1996 and the period April 2, 1996 (inception of operations) through December 31, 1996 appearing in Patriot's 1996 Annual Report on Form 10-K (and with respect to the Consolidated financial statements of Patriot referred to above also appearing in the Current Report on Form 8-K of Patriot American Hospitality Inc. and Patriot American Hospitality Operating Company dated July 1, 1997), have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. With respect to the Combined Financial Statements of the Initial Hotels, such report is based in part on the reports of Coopers & Lybrand L.L.P., independent accountants, as set forth in their respective reports for Certain of the Initial Hotels and Troy Hotel Investors. The (a) Financial Statements of Buckhead Hospitality Joint Venture as of December 31, 1995 and for the year then ended, (b) the Combined Financial Statements of Gateway Hotel Limited Partnership and Wenatchee Hotel Limited Partnership as of December 31, 1995 and for the year then ended, and (c) the individual Statements of Direct Revenue and Direct Operating Expenses for the Plaza Park Suites Hotel and the Roosevelt Hotel for the year ended December 31, 1995, appearing in Patriot's Current Report on Form 8-K, dated April 2, 1996, as amended (filed April 17, 1996 and June 14, 1996), have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. The (a) Statement of Direct Revenue and Direct Operating Expenses of the Mayfair Suites Hotel for the year ended December 31, 1995, (b) Statement of Direct Revenue and Direct Operating Expenses of Marriott Windwatch Hotel for the year ended December 29, 1995, and
(c) the Financial Statements of Concorde O'Hare Limited Partnership as of December 29, 1995 and for the year then ended appearing in Patriot's Current Report on Form 8-K, dated December 5, 1996 (filed December 5, 1996), have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. The (a) Consolidated Financial Statements of Resorts Limited Partnership as of and for the years ended December 31, 1996 and 1995, (b) the Financial Statements of CV Ranch Limited Partnership as of and for the years ended December 31, 1996 and 1995, and (c) the Financial Statements of Telluride Resort and Spa Limited Partnership as of and for the years ended December 31, 1996 and 1995, appearing in Patriot's Current Report on Form 8-K, dated January 16, 1997, as amended (filed January 31, 1997, February 21, 1997, April 8, 1997, April 9, 1997, and May 19, 1997) have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Each of the above referenced financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The Financial Statements of Certain of the Initial Hotels as of December 31, 1994 and for the period from January 1, 1995 to October 1, 1995 and for the year ended December 31, 1994, the Financial Statements of Troy Hotel Investors as of October 1, 1995 and for the period January 1, 1995 to October 1, 1995 and Troy Park Associates as of December 29, 1994 and for the period January 1, 1994 through December 29, 1994, and the statement of Direct Revenue and Direct Operating Expenses for the Holiday Inn--Miami Airport for the year ended August 31, 1996, and the Consolidated Financial Statements of Wyndham Hotel Corporation and Subsidiaries as of December 31, 1995 and 1996 and for the three years in the period ended December 31, 1996, incorporated by reference in this Prospectus, have been audited by Coopers & Lybrand, L.L.P., independent accountants, as set forth in their reports thereon. Each of the above referenced financial statements have been incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

  The Financial Statements of Historic Hotel Partners of Birmingham Limited Partnership as of December 31, 1994 and 1995 and for the years then ended, incorporated by reference in this Prospectus, have been audited by Pannell Kerr Forster PC, independent auditors, as set forth in their report thereon. The above referenced financial statements have been incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

  The CHC Lease Partners financial statements as of December 31, 1996 and 1995 and for the year ended December 31, 1996 and the period inception (October 2, 1995) through December 31, 1995, incorporated by reference in this Prospectus, by reference to the Current Report on Form 8-K dated July 1, 1997 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

  The Combined Financial Statements of the Crow Family Hotel Partnerships incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firms as experts.

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER IN-FORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANIES, THE UNDERWRITERS OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANIES SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SE-CURITIES TO WHICH THEY RELATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECU-RITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                ---------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Prospectus Supplement Summary..............................................  S-3
Risk Factors...............................................................  S-7
The Companies.............................................................. S-15
Recent Developments........................................................ S-17
Use of Proceeds............................................................ S-21
Price Range of Paired Common Stock and Distribution History................ S-22
Capitalization............................................................. S-23
Certain Federal Income Tax Considerations.................................. S-24
Underwriting............................................................... S-27
Legal Matters.............................................................. S-29

                                   PROSPECTUS

Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Companies..............................................................    4
Use of Proceeds............................................................    5
Ratios of Earnings to Fixed Charges........................................    5
Description of Capital Stock...............................................    6
Description of Preferred Stock.............................................    7
Description of Paired Common Stock.........................................   13
Restrictions on Transfers of Capital Stock.................................   14
Federal Income Tax Considerations..........................................   16
Plan of Distribution.......................................................   21
Legal Matters..............................................................   21
Experts....................................................................   22

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                                9,200,000 SHARES
                              PAIRED COMMON STOCK

                    [LOGO OF PATRIOT AMERICAN APPEARS HERE]

                       PATRIOT AMERICAN HOSPITALITY, INC.



                          PATRIOT AMERICAN HOSPITALITY
                               OPERATING COMPANY

                                ---------------

                             PROSPECTUS SUPPLEMENT

                                ---------------

                            PAINEWEBBER INCORPORATED

                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                               SMITH BARNEY INC.

                                ---------------

                                 JULY 28, 1997

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